

03029385

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: AGF Management Limited

*CURRENT ADDRESS: P.O. Box 50
Toronto - Dominion Centre
Toronto, Ontario M5K 1E9

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 34743 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [ ]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [X]

DEF 14A (PROXY) [ ]

OICF/BY: [illegible]

DATE: 8/15/03

AGF Management Limited

First Quarter Report

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003



What are you doing after work?®


AGF

dear fellow shareholders

Despite being directly impacted by continuing market instability, AGF's diversified business strategy combined with prudent cost and risk management contributed to solid financial results for the three months ended February 28, 2003.

Cash flow from operations continues to provide the most relevant measure to gauge year-over-year performance. For the three months ended February 28, 2003, AGF reported cash flow from operations (before net change in non-cash balances related to operations) of $51.9 million, or $0.56 per share diluted, compared with $68.8 million or $0.75 per share diluted in 2002. The decline in cash flow from operations was accentuated by a $5.1 million increase in current taxes related to the lower amount of selling commissions paid.

Consolidated revenue for the three months ended February 28, 2003, was $158.7 million, down slightly from $162.6 million last year, a decrease of 2.4 per cent.

AGF also raised its quarterly dividend rate from 6½ to 7½ cents per share, representing an increase of 15.4 per cent.

During the first quarter, AGF delivered on its strategy to grow a larger presence in the United Kingdom through the purchase of a 30-per-cent stake in Smith & Williamson Holdings Ltd. Completed in December 2002, the merger of NCL and Smith & Williamson creates one of the largest independent, integrated private client financial services firms in the U.K.

AGF also launched a series of innovative new products that respond to the needs of a changing market. FULPay AGF Funds-Linked Notes, AGF Trust Mutual Fund Linked GIC and AGF Trust Managed Futures Notes Series 1 offer investors capital protection as well as participation in market gains.

With a strong commitment to cost containment and a long-term business strategy, AGF is well-positioned for growth when the market rebounds.



Blake C. Goldring, CFA
President and Chief Executive Officer
March 26, 2003

management's discussion and analysis of financial condition and results of operations

Management's Discussion and Analysis ("MD&A") presents an analysis of the financial condition of AGF Management Limited and its subsidiaries (collectively referred to as "AGF" or the "Corporation") as at February 28, 2003, compared with November 30, 2002, and the results of operations for the three months ended February 28, 2003, compared with the corresponding period of 2002. This MD&A should be read in conjunction with the MD&A included in the Corporation's 2002 Annual Report.

Consolidated Operating Results

The Corporation believes it is more meaningful to focus on cash flow from operations for the purpose of analyzing period-over-period performance. Cash flow from operations (before net change in non-cash balances related to operations) amounted to $51.9 million ($0.56 per share diluted) for the three months ended February 28, 2003, as compared with $68.8 million ($0.75 per share diluted) in the comparable period of the prior year, a decrease of $16.9 million or 24.6%. Consolidated net income decreased 16.3% to $28.4 million for the three months ended February 28, 2003, as compared to $33.9 million a year ago. Diluted earnings per share were $0.30, a decrease of 18.9% from $0.37 per share in the same period of the prior year.

Change in Accounting Policy

On December 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" for stock options granted on or after that date. Section 3870 requires the disclosure of pro-forma net income and earnings per share, as if the Corporation had applied the fair value-based method of accounting for stock-based compensation. Under this method, the fair value of stock options is determined on their grant date and is recorded as compensation expense over the period that the stock options vest. There is no pro-forma compensation expense recorded for the three months ended February 28, 2003, as no stock options were granted during the period.

Seasonality

Since a high proportion of the Corporation's revenue is based on the daily value of mutual fund assets under management, the Corporation is not subject to significant seasonal swings in earnings. Generally, the Corporation experiences higher sales during the months of January to March, due to the RSP season, however the immediate impact of the level of sales on total assets under management is not nearly as significant as the potential movement caused by changes in market value. As a result, the Corporation's revenue is highly correlated to the market value of mutual fund assets under management.

Acquisition

On December 2, 2002, the merger of NCL (Securities) Limited ("NCL") and Smith & Williamson Holdings Limited ("S&WHL") and the cash subscription by the Corporation of $70.0 million of new capital in the enlarged business were completed. Prior to the merger and subscription, the Corporation owned 43.5% of NCL. With the completion of the merger and related subscription, the Corporation holds a 30.0% interest in S&WHL, which provides independent private client investment management, financial advisory and accounting services in the United Kingdom (U.K.).

During the three months ended February 28, 2003, the Corporation recognized a pre-tax capital gain of $12.8 million

(and a related future tax liability of $1.9 million) on the disposition of its investment in NCL related to the above transaction.

The investment in S&WHL is being accounted for by the equity method, with the Corporation's share of the results of operations of S&WHL included in the consolidated financial statements from the date of purchase. The purchase price allocation and consideration paid are summarized as follows:

		$(000's)
Net assets acquired		
Net tangible assets	$	22,453
Customer contracts and relationships		107,777
Goodwill		22,340
Future income taxes		(33,305)
	$	119,265
Consideration paid (including acquisition costs)		
Cash	$	70,598
Shares in NCL		48,667
	$	119,265

In the three months ended February 28, 2003, the Corporation's share of the net earnings of S&WHL, net of amortization of customer contracts and relationships, amounted to a loss of $639,000.

Segment Information

Commencing December 1, 2002, the Corporation has three reportable business segments: wealth management operations, fund administration operations and trust company operations. The wealth management segment provides investment management and advisory services and is responsible for the management and distribution of the AGF investment products and services. Fund administration offers fund administrative services and transfer agency solutions to institutional clients. The trust company segment offers a wide range of trust services including GICs, mortgages, investment loans and RRSP loans.

Wealth Management Operations

Revenue

Revenue of the wealth management operations comprised the following:

(IN MILLIONS OF DOLLARS)

Three months ended February 28	2003		2002		
	Amount	% of total	Amount	% of total	% change
Net management and advisory fees	$ 101.8	84.8%	$ 131.6	87.8%	(22.7)%
Deferred sales charges	11.4	9.5	7.3	4.9	56.2
Administration fees and other revenue	6.5	5.4	10.5	7.0	(38.1)
Investment income	0.4	0.3	0.4	0.3	0.0
	$ 120.1	100.0%	$ 149.8	100.0%	(19.8)%

Net management and advisory fees

Management and advisory fee revenue, net of distribution fees paid to limited partnerships and other third-party financing entities of $5.1 million ($6.8 million in 2002), decreased 22.7% to $101.8 million for the three months ended February 28, 2003, as compared to the same period in the prior year. The amount of management and advisory fees is dependent on the level and composition of assets under management ("AUM"). Under the management and investment advisory contracts between the Corporation and each of the mutual funds it manages, the Corporation is entitled to monthly fees based on a specified percentage of the average daily net asset value of the respective fund.

The following table illustrates the composition of the changes in mutual fund assets during the three months ended February 28, 2003, and February 28, 2002:

(IN MILLIONS OF DOLLARS)

Three months ended February 28	2003	2002	% change
Mutual fund AUM, beginning of period	$ 23,549	$ 27,827	(15.5)%
Gross sales of mutual funds	708	1,642	(56.9)%
Redemptions of mutual funds	(1,175)	(996)	18.0%
Net mutual fund sales (redemptions)	(467)	646	
Market appreciation (depreciation) of fund portfolios	(2,108)	232	
Mutual fund AUM, end of period	$ 20,974	$ 28,705	(26.9)%
Average daily mutual fund AUM for the period	$ 22,386	$ 28,249	(20.8)%

Mutual fund assets under management decreased 10.9% during the three months ended February 28, 2003. Average daily mutual fund assets under management in the first quarter of fiscal 2003 decreased by 20.8% from the first quarter of 2002, directly contributing to a 22.7% decline in net management and advisory fee revenue from the year ago period.

The uncertainty leading up to the war in Iraq has resulted in continued market volatility and investor unease. The Canadian mutual fund industry experienced one of its poorest RSP seasons on record, with February 2003 industry-wide fund net sales dropping 83% compared with February, 2002. With the ongoing sales sluggishness, there is a good possibility that significant investor funds are waiting on the sidelines for greater certainty with regard to the international situation. Once greater certainty arrives, the Corporation expects enhanced sales volumes from investors who have decided to defer their investment decisions and not participate in the traditional RSP season time-frame.

The Corporation's equity mutual funds, impacted by global stock market declines, suffered market value depreciation of $2.1 billion during the three months ended February 28, 2003, compared to a market value appreciation of $0.2 billion in the same period a year ago.

Assets managed for high-net-worth individuals and institutional clients were $4.7 billion at February 28, 2003 ($5.0 billion at November 30, 2002).

Deferred sales charges

Deferred sales charges increased 56.2% from $7.3 million for the three months ended February 28, 2002, to $11.4 million for the three months ended February 28, 2003. The Corporation receives deferred sales charges upon redemption of securities sold on the contingent deferred sales charge ("DSC") basis for which the Corporation financed the selling commissions paid to the dealer. The DSC schedule generally starts at 5.5% of the original subscription price of the funds purchased if the funds are redeemed within the first two years, and declines to zero after seven years. The higher redemption rate being experienced in fiscal 2003 has resulted in increased DSC revenue.

Expenses

(IN MILLIONS OF DOLLARS)

Three months ended February 28	2003	2002	% change
Selling, general and administrative	$ 20.0	$ 20.5	(2.4)%
Trailing commissions	26.2	34.4	(23.8)%
Investment advisory fees	7.9	12.3	(35.8)%
Amortization of deferred selling commissions	28.6	28.1	1.8%
Amortization of customer contracts, relationships and investment advisory contracts	3.0	3.0	0.0%
Amortization of property, equipment and other intangible assets	3.4	2.9	17.2%
Writedown of short-term investments	0.6	–	
	$ 89.7	$ 101.2	(11.4)%

Selling, general and administrative

Selling, general and administrative expenses ("SG&A") for the Corporation's wealth management operations decreased by $0.5 million or 2.4% for the three months ended February 28, 2003, compared to the same period in 2002.

Trailing commissions

Trailing commissions paid to investment dealers declined 23.8% from $34.4 million for the three months ended February 28, 2002, to $26.2 million in first quarter of fiscal 2003. Trailing commissions are dependent on total AUM levels as well as the proportion of mutual fund AUM sold on a front-end versus back-end commission basis and the proportion of equity fund AUM versus fixed income fund AUM. Trailing commissions as a percentage of average mutual fund AUM for the quarter decreased to 0.47% for the three months ended February 28, 2003, from 0.49% in the comparable 2002 period.

Investment advisory fees

Investment advisory fees decreased 35.5% from $12.3 million for the three months ended February 28, 2002, to $7.9 million in the first quarter of fiscal 2003 due to the decline in mutual fund assets advised by external investment advisors. Investment advisory fees as a percentage of the Corporation's average mutual fund AUM for the quarter declined to 14.2 basis points for the three months ended February 28, 2003, from 17.4 basis points in the same period a year ago.

Amortization of deferred selling commissions

Amortization of deferred selling commissions increased by 1.4% to $28.5 million for the three months ended February 28, 2003, from $28.1 million for the three months ended February 28, 2002. Since December 1, 1997, the Corporation has internally financed $725 million of selling commissions. These selling commissions have been capitalized and are amortized on a straight-line basis over a period that corresponds with their applicable DSC schedule.

Writedown of short-term investments

Short-term investments, which are mainly comprised of seed capital for certain mutual funds launched by the Corporation, are recorded at the lower of cost and market value. As a result of the decline in equity markets, the Corporation recorded a writedown of $0.6 million during the three months ended February 28, 2003, to reduce the carrying value of its short-term investments to their market value at period end.

Fund Administration Operations

Revenue

Administration fees and other revenue

(IN MILLIONS OF DOLLARS)

Three months ended February 28	2003	2002
Canadian operations	$ 27.5	$ 6.9
U.K. operations	4.2	1.5
	$ 31.7	$ 8.4

The Corporation's fund administration business, operating in Canada as Unisen, has expanded revenues primarily from the acquisitions of Jewelstone Systems Inc. ("Jewelstone") and the TD Bank's third-party administration business ("TD"). Clients of these businesses include some of Canada's largest financial institutions as well as international wealth management companies. In addition, beginning December 1, 2002, Unisen's revenue includes fees charged primarily to AGF Funds Inc. for providing unitholder record keeping and fund valuation services to the AGF funds. AGF Funds Inc. recovers such expenses from the AGF funds based on the established cost allocation methodology.

Unisen offers a diverse range of administrative and technology services to these clients, including a highly regarded technology platform designed specifically for the Canadian investment fund industry – Jewelstone's "Unitrax" system. With approximately $175 billion of investment fund assets under administration for more than five million Canadian investors, Unisen has the scale, technology and people required to be a premier source of outsourcing solutions for the investment fund industry.

The U.K. operations are carried out by the Corporation's wholly-owned subsidiary Investmaster Group Limited ("Investmaster"), a developer of customized investment industry software. Investmaster's revenue has grown substantially as a result of new licence sales and an expanding customer base.

Expenses

(IN MILLIONS OF DOLLARS)

Three months ended February 28	2003	2002
Selling, general and administrative	$ 28.7	$ 8.5
Amortization of customer contracts and relationships	1.7	0.3
Amortization of property, equipment and other intangible assets	1.5	0.4
	$ 31.9	$ 9.2

Selling, general and administrative

Selling, general and administrative expenses increased by $20.2 million for the three months ended February 28, 2003, as compared to the same period in 2002. The increase was attributable to the following:

- $13.4 million from the transfer of the AGF funds transfer agency operations to Unisen
- $1.2 million in increased SG&A expenses at Investmaster to support higher revenue growth
- $5.6 million of SG&A associated with the Jewelstone and TD acquisitions

Amortization of customer contracts and relationships

Amortization of customer contracts and relationships increased to $1.7 million for the three months ended February 28, 2003, from $0.3 million in the same period of 2002. The increase in amortization is due to acquisitions. In January 2002, $25.5 million in customer contracts and relationships were acquired in the purchase of the TD business and in September 2002, $34.7 million in customer contracts and relationships were acquired in the purchase of Jewelstone. These intangible assets are being amortized over periods of seven to 10 years.

Amortization of property, equipment and other intangible assets

Amortization of property, equipment and other intangible assets increased to $1.5 million for the three months ended February 28, 2003, from $0.4 million in the year ago period. The Corporation's capital spending in the fund administration operations segment has increased due to both greater scale and the platform migration of the third-party administration business under Unisen. In addition, the Jewelstone acquisition resulted in the addition of $9.3 million in software, which is being amortized over a period of five years.

Trust Company Operations

AGF Trust Company (the "Trust Company") recorded net income of $215,000 for the three months ended February 28, 2003, compared with a net loss of $424,000 for the same period last year. As in 2002, net income is expected to increase in subsequent quarters of 2003 since the loss provisions taken on RSP loan originations will not continue at the same rate later in the year as net loan advances moderate after the RSP season.

The first quarter has seen a continued expansion of the Trust Company's assets, largely due to advances under the RSP loan program. As at February 28, 2003, the RSP loan portfolio stood at $158.6 million. Net investment income for the three months ended February 28, 2003, grew to $2.9 million compared with $1.0 million for the three months ended February 28, 2002. The provision for loan losses has grown to $710,000 for the three months ended February 28, 2003, an increase of $157,000 over the same period last year. Loss provisions are generally higher in the first quarter of the year, due to a large increase in RSP loan balances and the related general allowance during that period.

The Trust Company's balance sheet and financial position remain sound. Total assets have grown to $549.7 million at February 28, 2003, an increase of $197.3 million, or 56.0% over February 28, 2002, and an increase of $37.5 million or 7.3% from November 30, 2002. The assets to capital multiple stood at 14.5 times, down from 16.3 times at November 30, 2002, and well within the permitted multiple of 17.5 times.

Other Corporate Expenses

Interest expense

Interest expense increased to $2.5 million for the three months ended February 28, 2003, from $2.3 million in the prior year period as a result of an increase in short term interest rates. The Corporation paid down $10.1 million of long-term debt during the three months ended February 28, 2003.

Except for the interest rate swap arrangements which fixed the interest rates on an average of $48.3 million of the outstanding loan balance at 5.53% per annum, interest rates paid on the bank loans were floating based on the prevailing bankers' acceptance rates.

Income taxes

The Corporation's effective income tax rate for the three months ended February 28, 2003, was 29.5%, as compared to the statutory rate of 36.8%. The primary reduction in the effective income tax rate relates to tax rate differentials on earnings of certain of the Corporation's foreign subsidiaries.

As at February 28, 2003, the future income tax liability stood at $267.8 million, as compared with $272.2 million as at November 30, 2002. Approximately half of the future income tax liability balance arose from the deduction for income tax purposes of the full amount of selling commissions paid in a year as compared with the amortization of such selling commissions for accounting purposes over six to eight years. The remaining future income tax liability balance relates primarily to the impact of business combinations where the accounting values of the acquired assets and liabilities differ from their tax values.

Liquidity and Capital Resources

Cash flow from operations (before net change in non-cash balances related to operations) was $51.9 million for the three months ended February 28, 2003, compared to $68.8 million in the same period of the prior year, a decrease of $16.9 million or 24.6%. The decline in cash flow was accentuated by a $5.1 million increase in current taxes related to the lower amount of selling commissions paid.

The Corporation's free cash flow (defined as cash flow from operations less selling commissions paid) was $39.5 million for the three months ended February 28, 2003, compared to $29.5 million in the same period of the prior year. The Corporation's free cash flow during the period was used primarily to pay down long-term debt by $10.1 million and reduce current liabilities by $28.2 million.

The Corporation's long-term debt to equity ratio improved slightly from 0.25:1 as at November 30, 2002, to 0.24:1 as at February 28, 2003. The continuing strong free cash flow could permit a substantial repayment of long-term debt during the remainder of fiscal 2003.

Consolidated cash and short-term investments amounted to $120.5 million as at February 28, 2003, as compared with $144.7 million at November 30, 2002. Most of the decrease is due to a $25.7 million use of cash in the trust company operations to fund RSP loans, net of the increase in trust company deposits.

The Corporation has a 10-year prime rate-based revolving term loan facility to a maximum of $175.0 million (reducing to $150.0 million on June 30, 2003) of which $50.7 million was available to be drawn as at February 28, 2003. This facility will be available to meet future operational or investment needs. The Corporation anticipates that cash flow from operations, together with the available loan facility, will be sufficient in the foreseeable future to implement its business plan, to finance selling commissions, to satisfy regulatory capital requirements, to service debt repayment obligations, to meet capital spending needs and to pay quarterly dividends.

Hedging Activities

The Corporation has entered into three interest rate swap transactions which expire between October 28, 2007 and January 27, 2008. These swap transactions convert the floating interest rates paid by the Corporation on $47.1 million of its outstanding bank loans into fixed interest rates averaging 5.53% per annum. The Corporation would have to pay approximately $1.8 million to the counter-party if these swap transactions were terminated at February 28, 2003.

The Corporation has also entered into the following derivative contracts to hedge the currency exposure in respect of its foreign investments:

- Foreign exchange forward contracts to sell U.K. £44.5 million on April 22, 2003, at an average exchange rate of 2.3609 for CDN $105.2 million; and
- A cross currency swap transaction expiring on November 29, 2004, that involves the exchange of three-month bankers' acceptance floating interest rates on Canadian $3.3 million for a fixed interest rate of 0.67% per annum on Japanese ¥256.0 million.

Risk Factors

The Corporation's risk exposure from foreign exchange, interest rate and capital market movements remains substantially unchanged since the most recent fiscal year-end and readers should refer to the MD&A in the Corporation's 2002 Annual Report.

Business Strategy

The focus of the Corporation's strategy for the remainder of 2003 is to strengthen the core wealth management business while at the same time actively continuing the diversification of revenue sources, both by industry and geography.

The objective of growth in market share in the mutual fund business will be achieved by asset retention campaigns, product enhancements, brand reinforcement and the continued development of strategic relationships with key distributors. Products and services, including the new derivative-based products offered through AGF Trust Company, will be added to meet the needs of investors during these difficult markets.

The continuing diversification of the Corporation's revenue sources will focus on the completion of the integration of administration and systems capabilities in Unisen so as to be positioned to take full advantage of the trend in the investment fund industry towards outsourcing of administrative functions. Global initiatives will be concentrated on wealth management and third-party administration activities in markets which management believes to have above-average growth potential.

Outlook

Management sees both challenges and opportunities ahead in 2003. As with all investment management firms, the performance of the global equity markets will be the dominant factor impacting the Corporation's financial performance. In recent years, AGF has taken significant steps to diversify its revenue sources into other high growth markets and related businesses that are not subject to market fluctuations. These include the fund administration operations and expansion in the U.K. wealth management industry.

Financial markets are expected to remain volatile until there is a reduction of international geopolitical risks and clearer signals of economic recovery, especially in the U.S. Until the stock markets can establish sustained upward momentum, investors will likely favour income and balanced funds and the new market-linked derivative products. Management believes that the weakness in global markets has created a substantial backlog of investment demand and that once markets show clear signs of recovery, mutual fund sales will show a significant recovery. These factors will positively impact mutual fund sales and the Corporation's AUM, revenue and earnings. Even with this outlook, management anticipates continued challenges for the remainder of fiscal 2003 and net income and cash flow from operations are not expected to grow until after a sustained recovery of global equity markets has been experienced.

Within the fund administration operations segment, Unisen is on target to complete its operational integration, including the relocation of all staff to a single Mississauga, Ontario location and converting all the third-party transfer agency clients onto the Jewelstone Unitrax system platform by the end of fiscal 2003. The Corporation anticipates that Unisen will achieve significant operational synergies and cost savings after the integration is completed. In addition, Investmaster's revenue growth has strengthened, and with the recent addition of new products and an expanding customer base, revenue growth is expected to remain strong for the balance of the fiscal year.

The trend of industry consolidation is anticipated to continue as financial services companies look to achieve greater economies of scale or to access additional distribution channels. The Corporation believes it is well positioned to meet the challenges of a changing marketplace as it has embraced the concept of the wealth continuum and has taken steps to provide services and new products to meet evolving investor preferences. At the same time, the Corporation will maintain its commitment to reinforce the AGF brand, to keep stringent control over expenses, to deliver above-average fund performance and to provide a high level of client service.

Finally, the Corporation's investments in Ireland, the U.K., Singapore and Japan are building a platform for future expansions in markets that management believes have above-average growth potential.

Forward Looking Statements

This MD&A contains certain "forward-looking" statements that are made based on management's judgement and expectations but are inherently subject to risks and uncertainties beyond the Corporation's control. These risks and uncertainties include economic conditions, market fluctuations, interest rate and foreign exchange movements, political events, regulatory change and competitive developments. Actual results may differ materially from those anticipated in the forward-looking statements.

Consolidated Balance Sheets

(IN THOUSANDS OF DOLLARS)

(UNAUDITED)

	February 28, 2003	November 30, 2002
ASSETS		
Current assets		
Cash and term deposits	$ 4,648	$ 8,501
Short-term investments	19,290	19,884
Accounts receivable and prepaid expenses	59,879	55,911
	83,817	84,296
Investment in associated company (note 2)	114,291	35,909
Other investments	8,811	78,806
Management contracts	473,670	473,670
Customer contracts, relationships and investment advisory contracts, net of accumulated amortization	115,179	126,611
Deferred selling commissions, net of accumulated amortization	449,866	466,050
Property, equipment, and other intangible assets, net of accumulated amortization	49,711	53,850
Goodwill	144,015	144,015
	1,439,360	1,463,207
Trust Company Assets		
Cash and term deposits	96,556	116,324
Accounts receivable and other assets	8,427	7,755
Investments	4,183	4,855
Mortgages and consumer loans	439,741	382,779
	548,907	511,713
	$ 1,988,267	$ 1,974,920
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 30,498	$ 52,867
Long-term debt due within one year (note 4)	40,369	40,369
Income taxes payable	3,162	8,984
	74,029	102,220
Long-term debt (note 4)	214,887	224,995
Participation units	6,157	6,157
Future income taxes	267,835	272,197
Leasehold inducements	1,415	1,441
Capital lease obligations	–	408
	564,323	607,418
Trust Company Liabilities		
Accounts payable and accrued liabilities	10,401	10,868
Deposits	501,051	469,068
	511,452	479,936
Shareholders' equity		
Capital stock (note 3)	393,325	390,840
Retained earnings	518,265	495,819
Foreign currency translation adjustment	902	907
	912,492	887,566
	$ 1,988,267	$ 1,974,920

Consolidated Statements of Income

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

Three months ended February 28	2003	2002
Revenue		
Net management and advisory fees	$ 101,840	$ 131,581
Administration fees and other revenue	24,294	18,848
Deferred sales charges	11,406	7,274
Gain on sale of investment in associated company (note 2)	12,758	-
Investment income	410	515
	150,708	158,218
Trust Company interest, dividends and administration fees	8,003	4,370
	158,711	162,588
Expenses		
Selling, general and administrative	35,427	29,666
Trailing commissions	26,221	34,395
Investment advisory fees	7,920	12,288
Amortization of deferred selling commissions	28,539	28,145
Amortization of customer contracts, relationships and investment advisory contracts	4,671	3,289
Amortization of property, equipment and other intangible assets	5,478	3,904
Interest expense	2,530	2,274
Writedown of short-term investments	643	-
	111,429	113,961
Trust Company Expenses		
Interest on deposits	4,546	3,014
General and administrative	1,761	1,641
Provision for loan losses	710	553
	7,017	5,208
	118,446	119,169
Income before income taxes and non-controlling interest	40,265	43,419
Income taxes		
Current	16,364	11,292
Future	(4,471)	(1,678)
	11,893	9,614
Net income before non-controlling interest	28,372	33,805
Non-controlling interest share of loss of subsidiary	-	83
Net income for the period	$ 28,372	$ 33,888
Earnings per share		
Basic	*$ 0.31*	*$ 0.38*
Diluted	*$ 0.30*	*$ 0.37*

Consolidated Statements of Retained Earnings

(IN THOUSANDS OF DOLLARS)
(UNAUDITED)

Three months ended February 28		2003		2002
Retained earnings, beginning of period	$	495,819	$	402,964
Net income for the period		28,372		33,888
		524,191		436,852
Deduct:				
Dividends on Class A and Class B shares		5,926		5,366
Retained earnings, end of period	$	518,265	$	431,486

Consolidated Statements of Cash Flow

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

Three months ended February 28	2003	2002
Operating activities		
Net income for the period	$ 28,372	$ 33,888
Items not affecting cash -		
Amortization of deferred selling commissions	28,539	28,145
Amortization of customer contracts, relationships and investment advisory contracts	4,671	3,289
Amortization of property, equipment and other intangible assets	5,711	3,904
Future income taxes	(4,471)	(1,678)
Gain on sale of investment in associated company (note 2)	(12,758)	-
Other	1,823	1,230
	51,887	68,778
Net increase in non-cash balances related to operations	(23,249)	(14,081)
	28,638	54,697
Financing activities		
Net change in Class B shares	2,485	304
Dividends	(5,926)	(5,366)
Increase (decrease) in bank loan	(8,350)	35,650
Decrease in notes and instalment payable	(1,747)	(1,747)
Increase in Trust Company deposits	31,983	100,461
	18,445	129,302
Investing activities		
Deferred selling commissions paid	(12,355)	(39,248)
Acquisition of third-party administration business	-	(25,506)
Investment in associated company (note 2)	(604)	-
Purchase of property, equipment and other intangible assets	(1,339)	(1,175)
Sale of investments-Trust Company	672	-
Increase in Trust Company mortgages and consumer loans	(57,672)	(75,692)
	(71,298)	(141,621)
Increase (decrease) in cash and cash equivalents during the period	(24,215)	42,378
Balance of cash and cash equivalents, beginning of period	144,709	52,821
Balance of cash and cash equivalents, end of period	$ 120,494	$ 95,199
Represented by:		
Cash and term deposits	$ 4,648	$ 13,905
Trust Company cash and term deposits	96,556	60,855
Short-term investments	19,290	20,439
	$ 120,494	$ 95,199
Cash flow from operations per share (before net change in non-cash balances related to operations)		
Basic	*$ 0.57*	*$ 0.77*
Diluted	*$ 0.56*	*$ 0.75*

notes to consolidated financial statements

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003 AND FEBRUARY 28, 2002 (UNAUDITED)
(IN DOLLARS, EXCEPT AS OTHERWISE STATED)

These unaudited interim consolidated financial statements of AGF Management Limited ("AGF" or "Corporation") have been prepared in accordance with Canadian generally accepted accounting principles using the same significant accounting policies as AGF's consolidated financial statements for the year ended November 30, 2002, except for the change in accounting policy described in note 1. These financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended November 30, 2002, as set out in AGF's 2002 Annual Report.

1.

Change in accounting policy

Stock-Based Compensation

On December 1, 2002, AGF adopted the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" for stock options granted on or after that date. Section 3870 requires the disclosure of pro-forma net income and earnings per share, as if the Corporation had applied the fair value-based method of accounting for stock based compensation. Under this method, the fair value of stock options is determined on their grant date and is recorded as compensation expense over the period that the stock options vest. There is no pro-forma compensation expense recorded for the first quarter of fiscal year 2003 as no stock options were granted during the quarter.

2.

Investment in associated company

On December 2, 2002, the merger of NCL (Securities) Limited ("NCL") and Smith & Williamson Holdings Limited ("S&WHL") and the cash subscription by the Corporation of $70.0 million of new capital in the enlarged business were completed. Prior to the merger and subscription, the Corporation owned 43.5% of NCL. With the completion of the merger and subscription, the Corporation holds a 30.0% interest in S&WHL, which provides independent private client investment management, financial advisory and accounting services in the U.K.

The Corporation recognized a pre-tax capital gain of $12.8 million on the disposition of its investment in NCL with respect to the completion of the above transaction.

The investment is being accounted for by the equity method, with the Corporation's share of the results of operations of S&WHL included in the consolidated financial statements from the date of purchase. The purchase price allocation and consideration paid are summarized as follows:

		$(000's)
Net assets acquired		
Net tangible assets	$	22,453
Customer contracts and relationships		107,777
Goodwill		22,340
Future income taxes		(33,305)
	$	119,265
Consideration paid (including acquisition costs)		
Cash	$	70,598
Shares in NCL		48,667
	$	119,265

In the three months ended February 28, 2003, the Corporation's share of the net earnings of S&WHL, net of amortization of customer contracts and relationships, amounted to a loss of $639,000.

3.

Capital stock

(a) Authorized capital

The authorized capital of AGF consists of an unlimited number of Class B Non-Voting Shares ("Class B shares") and an unlimited number of Class A Voting Common Shares ("Class A shares"). The Class B shares are listed for trading on The Toronto Stock Exchange.

(b) Movement during the period

The movement in capital stock during the three months ended February 28, 2003, is summarized as follows:

	Number of shares issued		Amount $(000's)
Class B shares			
Balance, November 30, 2002	91,043,109	$	390,840
Issued through dividend reinvestment plan	1,128		16
Stock options exercised	567,350		2,469
Balance, February 28, 2003	91,611,587	$	393,325
Class A shares			
Balance, February 28, 2003 and November 30, 2002	57,600		–
Total capital stock		$	393,325

(c) Class B shares purchased for cancellation
AGF has obtained applicable regulatory approval to purchase for cancellation, from time to time, certain of its Class B shares through the facilities of The Toronto Stock Exchange. Present approval for such purchases extends through to February, 2004.

(d) Stock option plans
AGF has established stock option plans for senior employees under which stock options to purchase an aggregate maximum of 4,829,437 Class B shares could have been granted as at February 28, 2003. Stock options are vested to the extent of 25% to 33% of the individual's entitlement per annum.

The movement in stock options during the three months ended February 28, 2003, is summarized as follows:

	Number of options		Weighted average exercise price
Class B share options			
Balance outstanding, November 30, 2002	4,983,947	$	12.60
Options granted	-	$	-
Options cancelled	(26,000)	$	23.21
Options exercised	(567,350)	$	4.35
Balance outstanding, February 28, 2003	4,390,597	$	13.61

4.
Long-term debt

$(000's)		February 28, 2003		November 30, 2002
Bank loans				
Fully amortizing term loan	$	97,350	$	106,200
Revolving term loan		124,300		123,800
Notes payable due November 22, 2004		9,323		9,938
Notes payable due April 30, 2013		24,008		25,140
Loan notes due September 30, 2004		275		286
		255,256		265,364
Less: amount included in current liabilities		40,369		40,369
	$	214,887	$	224,995

Bank loans

Fully amortizing term loan
At February 28, 2003, the Corporation has drawn the facility in the form of a 60-day bankers' acceptance ("BA") at an effective interest rate of 3.28% per annum.

Revolving term loan
As at February 28, 2003, the Corporation has drawn $124.3 million against the currently available loan amount of $175.0 million in the form of five to 91 day BAs at an effective interest rate of 3.45% per annum.

5.

Interest rate swap and foreign exchange hedge transactions

The Corporation has entered into, for hedging purposes, three interest rate swap transactions (the "swap transactions") with a Canadian chartered bank. The swap transactions expire between October 28, 2007, and January 27, 2008. They involve the exchange of three-month bankers' acceptance floating interest rates for fixed interest rates of 5.47% to 5.56% per annum. As at February 28, 2003, the aggregate notional amount of the swap transactions was $47.1 million. The aggregate fair value of the swap transactions, which represents the amount that would be paid by the Corporation if the transactions were terminated at February 28, 2003, was $1,837,000.

To hedge its currency exposure and to fix the interest rate on borrowings in connection with a Japanese yen denominated investment, the Corporation has entered into a cross currency swap transaction that expires on November 29, 2004. It involves the exchange of three-month bankers' acceptance floating interest rates on a notional amount of CDN $3.3 million for a fixed interest rate of 0.67% per annum on a notional amount of JPY ¥256.0 million. The aggregate fair value of the cross currency swap transaction, which represents the amount that would be received by the Corporation if the transaction was terminated at February 28, 2003, was $60,000.

To hedge its currency exposure in connection with its investment in U.K.-based S&WHL, an associated company (see note 2), the Corporation has entered into five foreign exchange forward contracts to sell U.K. £44.5 million on April 22, 2003, at an average exchange rate of 2.3609 for CDN $105.2 million. The fair value of the forward contracts at February 28, 2003, have been recorded in a separate component of shareholders' equity as a foreign currency translation adjustment.

To hedge its exposure to fluctuating interest rates, AGF Trust Company has entered into 31 interest rate swap transactions with two Canadian chartered banks, as noted below. The swap transactions expire between March 1, 2003, and January 31, 2008, and involve the exchange of the average one-month bankers' acceptance rate to receive fixed interest rates, paid monthly. As at February 28, 2003, the aggregate notional amount of the swap transactions was $299.0 million. The aggregate fair value of the swap transactions, which represents the amount that would be received by AGF Trust Company if the transactions were terminated at February 28, 2003, was $1,191,000.

$(000)'s

Notional Amount of Swap	Maturity Date	Fixed Interest Rate Received
$ 136,300	2003	2.70% - 3.90%
69,500	2004	3.16% - 4.41%
23,500	2005	3.32% - 4.17%
15,000	2006	3.81% - 4.57%
49,700	2007	4.07% - 5.11%
5,000	2008	4.17%

6.

Supplemental disclosure of cash flow information

Interest payments for the three months ended February 28, 2003, were $7,076,000 (2002 - $5,313,000).
Income tax payments for the three months ended February 28, 2003, were $22,186,000 (2002 - $18,049,000).

7.

Segment information

AGF has three reportable segments: wealth management operations, fund administration operations and trust company operations. The wealth management segment provides investment management and advisory services and is responsible for the management and distribution of the AGF investment products. Fund administration offers fund administrative services and transfer agency solutions to institutional clients. AGF Trust Company offers a wide range of trust services including GICs, mortgages, investment loans and RRSP loans. AGF's reportable segments are strategic business units that offer different products and services.

The results of the reportable segments are based upon the internal financial reporting systems of AGF. The accounting policies used in these segments are generally consistent with those described in the summary of significant accounting policies detailed in AGF's 2002 annual financial statements.

$(000)'S

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

	Wealth Management Operations	Fund Administration Operations	Trust Company Operations	Other	Inter-segment elimination	Total
External revenue	$ 120,666	$ 17,923	$ 8,003	$ 12,119	$ –	$ 158,711
Intersegment revenue	–	13,833	306	–	(14,139)	–
Interest revenue	357	27	7,709	–	–	8,093
Gain on sale of associated company	–	–	–	12,758	–	12,758
Equity in earnings (loss) of associated company	–	–	–	(639)	–	(639)
Amortization	34,920	3,219	233	549	–	38,921
Segment income before taxes	30,965	(106)	410	8,996	–	40,265

$(000)'S

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2002

	Wealth Management Operations	Fund Administration Operations	Trust Company Operations	Other	Inter-segment elimination	Total
External revenue	$ 149,821	$ 8,397	$ 4,370	$ –	$ –	$ 162,588
Intersegmant revenue	–	–	196	–	(196)	–
Interest revenue	49	–	4,136	–	–	4,185
Equity in earnings (loss) of associated company	–	–	–	(651)	–	(651)
Amortization	34,029	747	–	562	–	35,338
Segment income before taxes	48,640	(789)	(642)	(3,707)	–	43,502



What are you doing after work?

AGF MUTUAL FUNDS	AGF TAILORED INVESTMENT PROGRAMS Harmony	AGF PRIVATE INVESTMENT MANAGEMENT	AGF TRUST

AGF Management Limited

P.O. Box 50
Toronto-Dominion Centre
Toronto, ON M5K 1E9

Web site: agf.com
E-mail: tiger@agf.com
416 367-1900

Exhibit 3

M E D I A R E L E A S E



What are you doing after work?

AGF REPORTS FIRST QUARTER FINANCIAL RESULTS

Raises Dividend 15.4 Per Cent to Reflect Solid Cash Flow

TORONTO, March 26, 2003 – AGF Management Limited today announced financial results for the first quarter of its 2003 fiscal year and a 15.4 per cent increase in the quarterly dividend rate on AGF Class B non-voting shares. Despite prolonged volatility in the capital markets, AGF's diversified business strategy combined with prudent cost and risk management contributed to solid results for the three months ended February 28, 2003.

"While we continue to experience market instability, which has a direct impact on our financial results, AGF has built a strong platform to grow our business," said Blake Goldring, president and chief executive officer of AGF. "Our commitment to cost containment and our long-term business strategy will leave us well-positioned for growth when the market rebounds."

Cash flow from operations continues to provide the most relevant measure to gauge year-over-year performance. For the three months ended February 28, 2003, AGF reported cash flow from operations (before net change in non-cash balances related to operations) of $51.9 million, or $0.56 per share diluted, compared with $68.8 million or $0.75 per share diluted in 2002. The decline in cash flow was accentuated by a $5.1 million increase in current taxes related to the lower level of selling commissions paid.

Consolidated revenue for the three months ended February 28, 2003, was $158.7 million, down slightly from $162.6 million last year, a decrease of 2.4 per cent.

Consolidated net income was $28.4 million or $0.30 per share diluted for the three months ended February 28, 2003, compared with $33.9 million or $0.37 per share diluted for the same period one year ago. A non-cash pre-tax capital gain of $12.8 million realized on the sale of the Corporation's 43.5 per cent investment in NCL (Securities) Limited, which was

reinvested in Smith & Williamson Holdings Limited as part of the merger with NCL, has been included in consolidated revenue for the three months ended February 28, 2003.

AGF also today announced a quarterly dividend rate increase from 6 ½ to 7 ½ cents per share, representing an increase of 15.4 per cent.

In the global arena, AGF delivered on its strategy to grow a larger presence in the United Kingdom through the purchase of a 30-per-cent stake in Smith & Williamson Holdings Ltd. Completed in December 2002, the merger of NCL and Smith & Williamson creates one of the largest independent, integrated private client financial services firms in the U.K.

"Our interest in NCL and Smith & Williamson represents a key opportunity for AGF to expand our global participation and leverage our expertise," said Goldring. "Working across our businesses enables us to grow revenues by offering our broad array of products and services in an integrated fashion to customers."

During the quarter, AGF launched a series of innovative new products that respond to the needs of a changing market. FULPay AGF Funds-Linked Notes, AGF Trust Mutual Fund Linked GIC and AGF Trust Managed Futures Notes Series 1 offer investors capital protection as well as participation in market gains.

AGF is one of Canada's premier investment management companies with offices across Canada and subsidiaries around the world. With about $26 billion in total assets under management, AGF serves more than one million investors through products and services across the wealth continuum, including a diversified family of more than 60 mutual funds, AGF Harmony tailored investment program and AGF Private Investment Management.

Media Contact:
Patricia Phillips
Director of Communications
(416) 815-6207

Amanda Brewer
Manager, Corporate Communications
(416) 815-6299

AGF MANAGEMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)
(unaudited)

	February 28, 2003	November 30, 2002
ASSETS		
Current assets		
Cash and term deposits	$ 4,648	$ 8,501
Short-term investments	19,290	19,884
Accounts receivable and prepaid expenses	59,879	55,911
	83,817	84,296
Investment in associated company	114,291	35,909
Other investments	8,811	78,806
Management contracts	473,670	473,670
Customer contracts, relationships and investment advisory contracts, net of accumulated amortization	115,179	126,611
Deferred selling commissions, net of accumulated amortization	449,866	466,050
Property, equipment, and other intangible assets, net of accumulated amortization	49,711	53,850
Goodwill	144,015	144,015
	1,439,360	1,463,207
Trust Company Assets		
Cash and term deposits	96,556	116,324
Accounts receivable and other assets	8,427	7,755
Investments	4,183	4,855
Mortgages and consumer loans	439,741	382,779
	548,907	511,713
	$ 1,988,267	$ 1,974,920
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 30,498	$ 52,867
Long-term debt due within one year	40,369	40,369
Income taxes payable	3,162	8,984
	74,029	102,220
Long-term debt	214,887	224,995
Participation units	6,157	6,157
Future income taxes	267,835	272,197
Leasehold inducements	1,415	1,441
Capital lease obligations	-	408
	564,323	607,418
Trust Company Liabilities		
Accounts payable and accrued liabilities	10,401	10,868
Deposits	501,051	469,068
	511,452	479,936
Shareholders' equity		
Capital stock	393,325	390,840
Retained earnings	518,265	495,819
Foreign currency translation adjustment	902	907
	912,492	887,566
	$ 1,988,267	$ 1,974,920

AGF MANAGEMENT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended February 28,	
	2003	*2002*
Revenue:		
Net management and advisory fees	$ 101,840	$ 131,581
Administration fees and other revenue	24,294	18,848
Deferred sales charges	11,406	7,274
Gain on sale of investment in associated company	12,758	-
Investment income	410	515
	150,708	158,218
Trust Company interest, dividends and administration fees	8,003	4,370
	158,711	162,588
Expenses:		
Selling, general and administrative	35,427	29,666
Trailing commissions	26,221	34,395
Investment advisory fees	7,920	12,288
Amortization of deferred selling commissions	28,539	28,145
Amortization of customer contracts, relationships and investment advisory contracts	4,671	3,289
Amortization of property, equipment and other intangible assets	5,478	3,904
Interest expense	2,530	2,274
Writedown of short-term investments	643	-
	111,429	113,961
Trust Company Expenses		
Interest on deposits	4,546	3,014
General and administrative	1,761	1,641
Provision for loan losses	710	553
	7,017	5,208
	118,446	119,169
Income before income taxes and non-controlling interest	40,265	43,419
Income taxes		
Current	16,364	11,292
Future	(4,471)	(1,678)
	11,893	9,614
Net income before non-controlling interest	28,372	33,805
Non-controlling interest share of loss of subsidiary	-	83
Net income for the period	$ 28,372	$ 33,888
Earnings per share		
Basic	***$ 0.31***	***$ 0.38***
Diluted	***$ 0.30***	***$ 0.37***

AGF MANAGEMENT LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)
(unaudited)

	Three months ended February 28,	
	2003	***2002***
Retained earnings, beginning of period	$ 495,819	$ 402,964
Net income for the period	28,372	33,888
	524,191	436,852
Deduct:		
Dividends on Class A and Class B shares	5,926	5,366
Retained earnings, end of period	$ 518,265	$ 431,486

AGF MANAGEMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended February 28, 2003	2002
Operating activities		
Net income for the period	$ 28,372	$ 33,888
Items not affecting cash -		
Amortization of deferred selling commissions	28,539	28,145
Amortization of customer contracts, relationships and investment advisory contracts	4,671	3,289
Amortization of property, equipment and other intangible assets	5,711	3,904
Future income taxes	(4,471)	(1,678)
Gain on sale of investment in associated company	(12,758)	-
Other	1,823	1,230
	51,887	68,778
Net increase in non-cash balances related to operations	(23,249)	(14,081)
	28,638	54,697
Financing activities		
Net change in Class B shares	2,485	304
Dividends	(5,926)	(5,366)
Increase (decrease) in bank loan	(8,350)	35,650
Decrease in notes and instalment payable	(1,747)	(1,747)
Increase in Trust Company deposits	31,983	100,461
	18,445	129,302
Investing activities		
Deferred selling commissions paid	(12,355)	(39,248)
Acquisition of third-party administration business	-	(25,506)
Investment in associated company	(604)	-
Purchase of property, equipment and other intangible assets	(1,339)	(1,175)
Sale of investments-Trust Company	672	-
Increase in Trust Company mortgages and consumer loans	(57,672)	(75,692)
	(71,298)	(141,621)
Increase (decrease) in cash and cash equivalents during the period	(24,215)	42,378
Balance of cash and cash equivalents, beginning of period	144,709	52,821
Balance of cash and cash equivalents, end of period	$ 120,494	$ 95,199
Represented by:		
Cash and term deposits	$ 4,648	$ 13,905
Trust Company cash and term deposits	96,556	60,855
Short-term investments	19,290	20,439
	$ 120,494	$ 95,199
Cash flow from operations per share (before net change in non-cash balances related to operations)		
Basic	*$ 0.57*	*$ 0.77*
Diluted	*$ 0.56*	*$ 0.75*


AGF
GROUP OF FUNDS

April 15, 2003

TO: Ontario Securities Commission
Quebec Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Registrar of Securities, Prince Edward Island
The Manitoba Securities Commission
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Northwest Territories
Toronto Stock Exchange

RE: AGF Management Limited
Annual Financial Statements for the year ended November 30, 2002

Please find attached the following documents in connection with the above noted filing:

1. Audited annual financial statements for the year ended November 30, 2002;
2. ON Form 13-502F1;
3. Report on number and value of securities distributed in Quebec;
4. Press Release; and
5. Applicable filing fees.

Sincerely,

"William D. Cameron"
William D. Cameron
Senior Vice President and Chief Financial Officer

Exhibit 4



03 JUL 11 AM 7:21

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 17, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs:

Subject:

We confirm that the following English material was sent by pre-paid mail on April 16, 2003 to the registered shareholders of Common Shares of the subject Corporation:

1. Annual Report including Audited Annual Financial Statements
2. Notice of Intention to Make a Normal Course Issuer Bid
3. Letter to Shareholders

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mail List in accordance with current Securities Legislation.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(signed)
Gary Hyshka
Assistant Account Manager
Stock Transfer Services
(416) 263-9493
(416) 981-9800 Fax

c.c. AGF Management Limited

Exhibit 5



What are you doing after work?

AGF MANAGEMENT LIMITED

ANNUAL INFORMATION FORM

April 17, 2003

TABLE OF CONTENTS

Page

Corporate Structure

The Company

AGF Management Limited ("AGF") has been offering wealth management products to the investing public since 1957. Incorporated under the laws of the Province of Ontario by Letters Patent on February 2, 1960, AGF amalgamated under such laws by Certificate and Articles of Amalgamation dated July 31, 1976. Again, on December 1, 1994, AGF amalgamated under the laws of the Province of Ontario with its 99.9% owned subsidiary G.E.F. Management Limited. AGF, together with its direct and indirect subsidiaries, are referred to in this annual information form as the "Company".

Since this time, the Company has sponsored, distributed and managed mutual funds. It presently is one of the largest independent mutual fund organizations in Canada in terms of assets under administration. Substantially all of the Company's net earnings are derived from its mutual fund operations.

The registered office of AGF is Suite 3100, Toronto-Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1E9.

The Subsidiaries

As at March 1, 2003, the relationship between AGF and certain of its subsidiaries is shown below:



AGF MANAGEMENT LIMITED
100%
20/20 Financial Corporation
100%
Global Strategy Holdings Inc.
(incorporate
100%
AGF Private Investment Management Limited
(incorporated in
100%
AGF International Company Limited
(incorporated in
100%
AGF Securities, Inc.
(incorporate
10%
90%
AGF Securities (Canada) Limited
(incorporated in Ontario)
42%
45%
13%
AGF Funds Inc.
(incorporated in Ontario)
100%
AGF Asset Management Asia Ltd.
(incorporated in
100%
AGF International Advisors Company Limited
(incorporated in
100%
AGF Trust Company
(incorporated in Ontario)
75%
25%
Unisen Inc.
(incorporated in Ontario)
100%
InvestMaster Holdings Limited
(incorporated in United Kingdom)
100%
Jewelstone Systems Inc.
(incorporated in Ontario)
100%
InvestMaster Group Limited
(incorporated in United Kingdom)
% owned by AGF Management Limited subsidiary company
% owned by AGF Management Limited

Description of Share Capital

As at November 30, 2002, the share capital of AGF consisted of the following:

i) an unlimited number of Class B non-voting shares ("Class B Non-Voting Shares") of which 91,043,109 were outstanding; and

ii) an unlimited number of Class A voting common shares ("Class A Voting Shares") of which 57,600 were outstanding.

Voting Rights

The holders of the Class B Non-Voting Shares are not entitled to any voting rights except as provided by law or as described below. The holders of the Class A Voting Shares are entitled to one vote per share at all meetings of shareholders other than a separate meeting of the holders of another class or series of shares.

The provisions attached to the Class B Non-Voting Shares may not be amended, and no special shares ranking in priority to or on a parity basis with the Class B Non-Voting Shares may be created, without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Class B Non-Voting Shares duly called and held for that purpose at which holders of 10% of the shares are represented.

Class B Non-Voting Shares do not carry any right to vote at meetings of shareholders. As a result, without the approval of holders of Class B Non-Voting Shares, holders of Class A Voting Shares will be able, subject to the *Business Corporations Act* (Ontario), and applicable Canadian securities regulatory requirements, to:

i) amend AGF's articles and by-laws, except in certain circumstances where the rights and conditions attaching to the Class B Non-Voting Shares would be adversely affected;

ii) effect an amalgamation or approve certain other corporate transactions, except in certain circumstances where the rights and conditions attaching to the Class B Non-Voting Shares would be adversely affected;

iii) elect the Board of Directors of AGF; and

iv) otherwise control the outcome of virtually all matters submitted to a general shareholder vote. **In addition, the Class B Non-Voting Shares do not have the right to participate in a take-over bid for the Class A Voting Shares under applicable Canadian securities law.**

The holders of Class B Non-Voting Shares are, together with the holders of Class A Voting Shares, entitled to participate on a pro rata basis in the assets of AGF upon a liquidation or winding-up of AGF.

General Development of the Business

Three Year History

AGF is one of Canada's largest independent companies offering wealth management products and services to the investing public since 1957. The Company has continued to offer a broad range of mutual funds, private investment management for high-net-worth clients, trust products and services, investment advisory services and third-party fund administration for investment funds and the insurance industry.

Through AGF Funds Inc. ("AGFFI"), a wholly owned subsidiary, AGF promotes, distributes and manages mutual funds sold through third-party distribution channels. As of November 30, 2002, the AGF Group of Funds consisted of 60 mutual funds. AGFFI is also the manager of nine mutual funds known as the Harmony Investment Pools.

The Company also provides private client asset management through AGF Private Investment Management Limited ("AGF PIM"), a Quebec-based subsidiary of AGF. On August 29, 2000, AGF acquired all of the shares of AGF PIM (formerly known as Magna Vista Capital Management Inc.), in exchange for a combination of cash and AGF Class B Non-Voting Shares. AGF PIM, combined with private client assets previously managed by AGFFI, manage as of February 28, 2003 approximately $1.72 billion in assets for high-net-worth clients across Canada.

AGF Trust Company ("AGF Trust"), a subsidiary of AGF, is a trust company incorporated under the federal Trust and Loan Companies Act. It is a deposit taking institution that provides intermediary and fiduciary services to individual and institutional clients. It also invests primarily in residential and mortgage services and offers RSP and investment loan programs through registered dealers and brokers.

Unisen Inc. (formerly AdminSource Inc.), a subsidiary majority-held by AGF, provides record keeping and other administrative services to companies in the mutual fund and insurance industries. In January 2002, Unisen Inc. acquired the third party fund valuation and shareholder record keeping businesses from TD Bank Financial Group, and in September purchased Jewelstone Systems Inc., the leading supplier of software to the investment funds and insurance industry.

The main focus of the Company's operations is in Canada with an increasing international component. In June 2000, AGF established a presence in Japan through the opening of a branch office in Tokyo, and a presence in China through the opening of a representative office in Beijing. In June 2001, AGF launched a new family of off-shore funds under the brand name Goldrings. Initially for sale in Japan, these five new funds are managed by AGF International Advisors Co. Ltd. and cover a variety of sectors. In November 2001 AGF made an investment in Maruhachi Securities Co., Ltd., a brokerage firm based in Nagoya, Japan and an associated company of Nomura Securities Co., Ltd.

Subsequent to year end, on December 2, 2002, NCL (Securities) Limited ("NCL"), located in London, England, merged with Smith & Williamson Holdings Limited ("S&W"), a leading independent fund

management and financial advisory company in the U.K. Prior to the merger, AGF owned 43.5% of NCL. With the completion of the merger, and an additional cash subscription in S&W, AGF now holds a 30% interest in S&W.

These initiatives, along with the Company's already strong international presence in Dublin and Singapore, reinforce the Company's mission to be a global company with a Canadian home.

Significant Acquisitions

Acquisition of third party fund valuation and shareholder record keeping businesses from TD Bank Financial Group.

On January 31, 2002, AGF through its subsidiary Unisen Inc. ("Unisen") acquired The TD Bank Financial Group's third party shareholder record-keeping and fund valuation business for cash consideration of $25.5 million including acquisition costs of $0.5 million. The acquired business, which is based in Toronto, provides shareholder record keeping and fund valuation services to a variety of investment fund and insurance companies.

Acquisition of Jewelstone Systems Inc.

On September 15, 2002, AGF through Unisen acquired all of the outstanding shares of Jewelstone Systems Inc. ("Jewelstone") for consideration of $59.7 million, including acquisition costs of $0.5 million, with potential additional payments to a maximum of $5 million payable on or before December 31, 2004, conditional on the achievement of certain operational targets. Jewelstone is based in Toronto and is a leading provider of transfer agency software to the Canadian investment fund and insurance industry.

Acquisition of Global Strategy Holdings Inc.

On November 20, 2000, AGF completed the acquisition of all of the issued and outstanding share capital of Global Strategy Holdings Inc. for a purchase price of $442.2 million including acquisition costs pursuant to the terms of a share purchase agreement dated August 29, 2000. Global Strategy Holdings Inc. was the holding company of Global Strategy Financial Inc. ("GSFI"), the manager of 27 mutual funds with assets under administration totaling approximately $5.6 billion as of the date of acquisition. The purchase price was satisfied by the issuance of 4,222,908 Class B Non-Voting Shares and the payment of $332.7 million in cash and promissory notes.

After closing, AGFFI was appointed as an investment adviser to provide investment advice and portfolio management services to nineteen of the funds managed by GSFI. Magna Vista Investment Management, a division of AGF Private Investment Management Limited (formerly Magna Vista Capital Management Inc.), was appointed as an investment adviser to one of the funds. On March 1, 2001, AGFFI amalgamated with GSFI. The amalgamated entity continues under the name of AGFFI and remains manager of the AGF Group of Funds. During 2001 and 2002, AGF streamlined its mutual fund product lineup by merging a number of Global Strategy funds with AGF funds, which had similar investment objectives by removing the Global Strategy name and by appointing AGFFI as investment advisor to all remaining acquired funds.

Trends

The mutual fund industry enjoyed a significant growth period during the 1990's. Since then, the industry has seen this trend shift, resulting more recently in a slow-down in sales generally as investors seek the security of principal protected investments. The 2003 RSP season was one of the most challenging recorded for the Canadian mutual fund industry. Notwithstanding these challenges, the Company continues to position itself as the leading independent mutual fund company and seizing business opportunities to fulfill its vision of being an international company with a Canadian home.

Narrative Description of Business

Throughout its history, the Company has concentrated its efforts on continuing to be an innovator in the mutual fund industry by providing superior fund management, by offering new services and products to the public, by providing excellence in service to investors and to the dealer community and by managing and building brand recognition in AGF and the AGF Group of Funds.

In pursuit of these objectives, AGF was one of the first companies to introduce a multiple class corporate fund structure to provide an opportunity for efficient investing by shareholders. Created in 1994, the AGF International Group Limited was formed by the amalgamation of a number of international equity funds. In 2001, the AGF International Group Limited was renamed the "AGF All World Tax Advantage Group Limited" ("Tax Advantage Group"). The Tax Advantage Group allows shareholders to switch their investment between classes, each of which represent a specific investment objective, without constituting a taxable disposition by the investor.

In time for the 2003 RSP season, AGF launched a series of innovative new products that respond to the needs of the changing market. FULPaY AGF Funds-Linked Notes, AGF Trust Mutual Fund Linked GIC and AGF Trust Managed Futures Notes represent a suite of new products offering investors capital protection linked to a mutual fund to provide upside potential and access to market gains.

In July 1999, AGFFI offered 100% RSP eligible foreign equity funds, which allowed securityholders to gain exposure to foreign investments without such investment constituting foreign content for "registered plans".

The Company is also responding to current market conditions by offering different series of securities of its funds designed to attract client groups such as institutional investors (Series I and Series O) and clients investing through wrap account or other fee for service programs (Series F).

Wealth Management Operations

AGF's primary wealth management operations involve the provision of two principal services: investment management of mutual funds and distribution to the public through registered dealers and brokers of securities of such mutual funds.

Fund Management

Under a master management agreement between AGFFI and each of the Funds within the AGF Group of Funds (referred to individually as a "Fund" and collectively as the "Funds"), AGFFI is entitled to monthly fees based on a specified percentage of the net asset values of the Funds and reimbursement for certain expenses. Such fees are competitive within the mutual fund industry and may be increased only with the prior approval of securityholders of the Funds. Reference can be made to the Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the current level of such fees and expenses for the Funds. In addition, AGFFI and certain of the Funds have retained the services of a number of external investment managers from around the world to provide investment management or advisory services.

In addition to investment management, AGF arranges for the provision of registry and transfer agency services, distribution crediting services and shareholder services, for the Funds through its subsidiary, Unisen Inc. Each of the Funds is provided with office space and facilities, administrative support and internal accounting, human resources and compliance.

AGFFI also provides investment management services for a variety of third parties, primarily insurance companies.

AGFFI cannot be terminated as the manager of AGF sponsored Funds without the approval of a specified majority of securityholders voting at a meeting duly called to consider the proposed termination. In the case of investment management agreements for AGFFI's external investment managers, or for funds sponsored by a third party to which AGFFI provides investment advice, the investment manager may be terminated in accordance with the terms of an investment management contract, generally on 90 or 60 days notice. On June 4, 2002, AGFFI successfully completed a comprehensive search for replacement advisors to three of the Funds. U.S.-based Harris Associates L.P. was appointed as sub-advisor on AGF International Value Fund and AGF RSP International Value Fund. In addition, AGF International Advisors Company Limited was appointed as sub-advisor on AGF International Stock Class.

Fund Distribution

Sales of mutual funds depend significantly on investor contact, awareness and follow-up. Advertising, dealer information and sales remuneration are fundamental to the sales effort. Sales and redemptions are also a function of general economic and market conditions, investor preference and tax position, service, fund expense ratios and performance of the Funds.

Securities of all of the Funds are sold to the public in all provinces and territories of Canada. AGF Canadian Growth Equity Fund Limited is also sold in Japan. AGF Japan Class and AGF European

Growth Class are also sold on a private placement basis in Japan. Certain other funds may be sold in other jurisdictions from time to time.

Certain of the Funds are managed and administered to ensure that they constitute investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans. AGFFI offers investors the ability to establish special purpose registered retirement savings plans, registered retirement income funds and registered education savings plans administered by a trust company for the purpose of investing in securities of eligible Funds. AGFFI also offers group registered retirement savings plans. Additional investor services offered by AGFFI in respect of the Funds include a systematic withdrawal plan, a systematic investment plan and an electronic trading service.

As is the case for the majority of manager-sponsored mutual funds in Canada, most of the orders for the Funds are placed by dealers, brokers, financial planners and mutual fund specialists unrelated to the Company. Distributorship arrangements in respect of the Funds may be terminated by the relevant Fund only upon approval at a meeting by a specified majority of securityholders of the Fund.

In all its distribution efforts, the Company embraces the AGF brand and its articulated tag line, "What are you doing after work?®". As one of the most effective branding messages in the industry, the Company has assumed major sponsorships in the Canadian film festivals since year 2000 and further enhanced its brand through the launch of this year's "Afterworks™" program. Afterworks™ is a business building program for investment advisors that helps their clients develop a life plan that complements their financial plan. This is a first for a financial services company in Canada. Finally, the AGF tiger is one of the most recognized symbols in the industry and the Company continues to make major contributions to the conservation of this species.

As permitted under applicable securities laws and certain industry guidelines ("Regulatory Requirements"), AGFFI provides various marketing support programs to assist registered dealers and brokers in their efforts to sell securities of the Funds. From time to time, AGFFI also provides dealers and their representatives with other promotional and educational conferences and events.

AGFFI runs educational seminars and conferences, creates sales literature and provides information to dealers who sell mutual funds, including those of AGFFI. AGFFI also pays trailing commissions to dealers based on the net asset value of securities of the Funds in their clients' accounts outstanding and will fund commissions to dealers on securities purchased on a deferred sales charge basis. These activities are regulated by the policies of Canadian securities administrators. AGFFI may vary the terms and conditions of these programs from time to time, in its discretion, or may discontinue the programs. AGFFI's marketing and sales efforts are conducted from its main Toronto office and regional offices in Vancouver, Calgary, Montreal and Halifax.

Regulatory Requirements

AGFFI is subject to regulation by the Ontario Securities Commission and other provincial securities regulatory authorities. AGFFI is currently required to be registered as an investment counsel and portfolio manager in order to conduct its business. It also maintains its registration as a mutual fund dealer in certain provinces where it is required. It has also recently been registered as a Commodity Trading Manager. AGF PIM is also registered as an investment counsel and portfolio manager. Application must be made annually to renew the registrations. The *Securities Act* (Ontario) and certain other provincial securities legislation prescribes educational and proficiency standards for individuals engaged in making investment decisions and trading in mutual fund securities, capital requirements to protect against insolvency, the filing of financial statements and reports and the maintenance of contingency funds administered by specified trust companies.

In its capacity as investment counsel and portfolio manager, AGFFI is subject to conflict of interest regulations made pursuant to the *Securities Act* (Ontario) and certain other provincial securities legislation. Among other things, these regulations impose limitations on the ability of AGFFI to advise or make recommendations with respect to its own securities or securities of a related or connected issuer. AGFFI is also subject to certain restrictions which are imposed by applicable provincial securities legislation on advertising and the provision of "soft dollar arrangements" and sales incentives.

Each of the Funds must file each year an annual information form and simplified prospectus in every province and territory of Canada and obtain a receipt for the same from provincial securities regulatory authorities in order that the securities of the Fund may be sold in each province and territory. AGF Canadian Growth Equity Fund Limited annually must file an offering document in Japan in order to qualify its shares for sale in that country. The Goldrings Group of Funds (off-shore mutual funds domiciled in Ireland) must file its offering documents annually in Ireland as well as in Japan in order to qualify for distribution in Japan. Each Fund in the AGF Group of Funds as well as AGFFI as manager is liable for any misrepresentation in the offering documents of the Funds, and similarly, AGF International Advisors Company Limited is responsible for the Goldrings Group of Funds.

Pursuant to securities legislation in certain of the provinces of Canada, none of the Funds can make portfolio investments in the substantial securityholders of such Funds, in AGF or in corporations in which the Funds' directors or officers or their substantial securityholders have a significant interest.

On February 1, 2000, a new National Instrument replacing policy statements of Canadian securities administrators and relating to numerous requirements for mutual fund regulation, came into force. Pursuant to the National Instrument, each Fund is required to obtain securityholder approval for certain changes in its operations, including changes to any contract which could result in increased fees being charged to a Fund (with certain exceptions), a change in the manager of the Fund (other than to an affiliate of AGF), a change in the fundamental investment objective of a Fund, a change in the auditors of a Fund, a decrease in the frequency of calculating the net asset value of a series of securities of a Fund, or a merger or other combination of Funds. In addition, the prior approval of the relevant securities regulatory authorities is required for a change in the manager of a Fund (other than to an affiliate of

AGF), a change in the control of the manager and, in certain circumstances, a change in the custodian of a Fund.

In addition, new rules relating to the form of prospectus have also been introduced. Marketing and incentive activities are regulated by another National Instrument of Canadian Securities Administrators, which impacts AGF's prior practices. A new self-regulatory organization, the Mutual Fund Dealer's Association (the "MFDA") has been recognized by securities regulators as a self-regulatory organization ("SRO"). Most mutual fund dealers will be required to become registered with the MFDA. As AGFFI intends to limit its activities to wholesaling activities, AGFFI is not required to be registered with the MFDA. However, AGF Securities, (Canada) Limited, a wholly-owned subsidiary of AGF is registered as a securities dealer with the Investment Dealer Association, another recognized SRO.

Fund Administration Operations

The Company's fund administration business, operate in Canada as Unisen and in the U.K., under the Company's wholly-owned subsidiary Investmaster Group Limited ("Investmaster").

During 2002, AGF through Unisen acquired the third party shareholder record-keeping and fund valuation business from TD Bank Financial Group, and Jewelstone Systems Inc., a leading provider of transfer agency software to the Canadian investment fund and insurance industry. Clients of both these business are some of Canada's largest financial institutions, as well as international wealth management companies. In addition, in December, 2002, Unisen began performing the AGF Funds back office functions, including the unitholder record keeping and fund valuation services. Unisen's revenue therefore includes fees charged primarily to AGFFI for providing these functions. AGFFI recovers such expenses from the AGF funds based on the established cost allocation methodology.

Unisen offers a diverse range of administrative and technology services to its clients, including a highly regarded technology platform designed specifically for the Canadian investment fund industry -- Jewelstone's "Unitrax®" system. With approximately $175 billion of investment fund assets under administration for more than 5 million Canadian investors, Unisen has the scale, technology and people required to be a premier source of outsourcing solutions for the investment fund industry.

Operating in London, England, Investmaster is a developer of customized investment industry software. Investmaster provides its services to a number of key clients in the UK, and its Investmaster's revenue growth prospects are strengthening. It has recently made available new products which provide greater functionality and services to its clients base. It continues to expand its customer base bringing greater strength to its revenue projections.

AGF Trust Company Operations

General

AGF Trust is governed by the *Trust and Loan Companies Act* (Canada), is extra-provincially licensed and registered in all provinces and territories of Canada. It is a member institution of the Canada Deposit Insurance Corporation ("CDIC") and the Canadian Payments Association and it is an approved lender under the Canadian Mortgage and Housing Corporation ("CMHC"). As at November 30, 2002, shareholder's equity amounted to $31.5 million ($18.6 million as at November 30, 2001).

Loan Portfolio

AGF Trust's assets principally consist of a portfolio of mortgages, investment and RSP loans on AGF and other third party mutual funds and income bearing securities.

AGF Trust invests in residential and other mortgages. It sources its mortgage portfolio principally from mortgage brokers located in Ontario. Substantially, all of its existing mortgage portfolio is located in Ontario and in particular between Oshawa and Hamilton and elsewhere in Southwestern Ontario. The bulk of its mortgage portfolio is located in urban areas. AGF Trust's lending practices adhere to CDIC standards of sound business and financial practices. The terms of its mortgages are comparable to those of other financial institutions, including the usual prepayment privileges.

AGF Trust makes both general allowances for loan losses and specific allowances when circumstances warrant. As at November 30, 2002, AGF Trust carried a general allowance for mortgage losses of approximately 1.00% of the net book value of its conventional mortgage portfolio. It makes a specific allowance after reviewing the individual loan based upon its valuation of the property and after the mortgage loan is in arrears 90 days or more or at an earlier date if it is apparent that a loss of principal will be sustained. AGF Trust does not record allowances for insured mortgages in arrears. As at November 30, 2002, the general allowance was $725,000 and the specific allowance was $10,000 ($630,000 and $95,000, respectively, as at November 30, 2001.)

AGF Trust carried a general allowance of $168,300 for investment loans as at November 30, 2002 or 0.25% of the net book value of the portfolio ($59,900 as at November 30, 2001). No specific provisions were recorded for the investment loan portfolio.

A general allowance of $1,053,701 was recorded for RSP loan losses as at November 30, 2002 ($0 as at November 30, 2001). Specific allowances are also recorded on this portfolio after reviewing individual loans that are 90 days in arrears or where there are doubts as to collection. The specific allowance on RSP loans as at November 30, 2002 was $251,455 ($0 as at November 30, 2001).

Certain conventional mortgages collectively representing 0.24% as at November 30, 2002 (0.6% as at November 30, 2001) of the overall mortgage portfolio were classified as non-accrual. As at November 30, 2002, 0.59% of the RSP loan portfolio fell into that category. ($0 as at November 30, 2001). When loan payments are past due 90 days or more or when there are other doubts as to collectibility, all previously accrued but uncollected interest is eliminated from income and thereafter income is

recognized only as collected except in certain circumstances where there is certainty that no loss of principal or interest will be sustained and the loan is under collection. In any event all past due payments are eliminated from income after 180 days. Adjustments are made to the specific loss provisions when a property has been sold or redeemed. There was one investment loan over 90 days in arrears as at November 30, 2002.

AGF Trust's actual mortgage loan losses written off were $485 for the year ended November 30, 2002 and $29,885 net recovery for the year ended November 30, 2001. The mortgage loan losses expensed for the year ended November 30, 2002 were $10,485 and $220,810 for the year ended November 30, 2001. The investment loan loss provision for the year ended November 30, 2002 was $168,300 and $30,400 for the year ended November 30, 2001.

As at November 30, 2002, the weighted average interest rate of AGF Trust's loan portfolio was 6.6% (7.2% at November 30, 2001). As at that date, 34% of all loans were insured mortgages, 19% were conventional mortgages, 18% were investment loans, and 29% were RSP loans (57%, 31%, 12% and 0% respectively, as at November 30, 2001).

Borrowing and Funding

AGF Trust borrows primarily through sales to the public of guaranteed investment certificates ("GICs") through dealers and brokers. The GICs are issued with terms to maturity varying from one month to five years so as to match, wherever practicable, the terms of AGF Trust's loan investments. As at November 30, 2002, the weighted average interest rate of the outstanding GICs was 4.10% and the average term to maturity was 1.8 years (4.85% and 1.7 years as at November 30, 2001). Approximately 47% of deposit liabilities and other borrowings as at November 30, 2002 were payable within one year (47% as at November 30, 2001).

AGF Trust is required to maintain prudent liquidity standards under the *Trust and Loan Companies Act* (Canada) and the *Canada Deposit Insurance Corporation Act* and the regulations, policies, guidelines and by-laws established under those acts. See "Regulatory Considerations". As at November 30, 2002, AGF Trust had an excess liquidity of $68,750,000 or a liquidity position of 245% ($23,531,000 or 101% as at November 30, 2001) above its internal policy requirement of 20%.

Matching and Interest Rate Sensitivity

Net investment income, which is the amount earned on mortgages and other investments in excess of the cost of deposits, is sensitive to changes in interest rates if the terms of these assets and liabilities are not matched. In order to minimize the effect of interest rate movements, AGF Trust's policy is generally to match the term of its mortgage investments with the term of the debt obligations it issues to fund such investments. The matching of GICs to mortgage assets is made on the basis of cash flows and duration of the mortgage portfolio, without taking into account such factors as anticipated prepayments, payment defaults and accelerated amortization of the portfolio. AGF Trust has entered into interest swaps with two major chartered banks in order to hedge its exposure to fluctuate interest rates. As at November 30, 2002 AGF Trust had 25 interest rate swaps outstanding with a notional principal amount of

$262,000,000, maturity dates between March 2003 and October 2007, and at fixed interest rates between 2.7% and 5.11%.

Other Services

AGF Trust acts as trustee for third party mutual fund companies and for registered retirement savings plans, registered retirement income funds and registered education savings plans including AGF registered plans. AGF Trust provides escrow agency services, and mortgage banking activities with other institutions. Trust Company legislation restricts transactions between AGF Trust and related parties, including AGF, other than transactions that are in the usual and ordinary course of business for a trust company, such as registrar and transfer agency and trustee and custodian services.

Regulatory Considerations

AGF Trust is incorporated federally and is governed by the *Trust and Loan Companies Act* (Canada) (the "Act") and by applicable provincial legislation where it carries on business. This legislation specifies the powers of a trust company and imposes investment restrictions. Most significantly, the statutes provide for annual and other reports to be filed on the financial condition of the trust company; periodic examinations of the company's affairs; restrictions on transactions with related parties; corporate governance provisions; and minimum capital adequacy standards based on the total assets and risk-weighted assets of the trust company. During the year, AGF Trust was granted an increase in its permitted assets to capital ratio from 15 times up to 17.5 times. The asset to capital multiple at November 30, 2002 was 16.3 times and the risk-based capital ratio was 11.93%. AGF Trust is supervised by the federal Office of the Superintendent of Financial Institutions.

AGF Trust is a member of the Canada Deposit Insurance Corporation ("CDIC"), which provides a statutory scheme for the insurance of certain qualifying deposits made and payable in Canada in Canadian currency. CDIC has also established by-laws, which, among other requirements, require AGF Trust to operate under certain standards of sound business and financial practices.

Employees

AGF currently has 256 employees, AGF Trust has 24 employees and Unisen has 1,065.

Selected Consolidated Financial Information

Annual Information

The following table sets forth certain financial information for AGF for the years indicated:

	Year ended November 30 (thousands of dollars except per share amounts)		
	2002	2001	2000 (restated)
Revenues:			
Wealth Management Operations			
Management and Advisory fees	$498,400	$522,766	$420,353
Investment income	2,200	1,480	2,411
Administration fees and other revenue	86,071	70,417	47,393
Deferred sales charges	43,477	30,000	25,950
	630,148	624,663	496,107
Trust Company interest, dividends and administration fees	23,955	15,331	12,574
	654,103	639,994	508,681
Expenses:			
Wealth Management Operations	467,733	477,699	352,802
Trust Company Operations	22,969	13,889	10,443
	490,702	491,588	363,245
Net Income	119,839	163,754	95,895
Cash Flow From Operations	266,448	284,370	215,434
Total Assets	1,974,920	1,546,090	1,467,877
Shareholders' Equity	887,566	764,707	480,091
Return on average shareholders' equity (unaudited) [1]	14.5%	26.3%	23.2%
Per equity share [2]			
Net Income	1.34	1.84	1.23
Net Income per share, fully diluted	1.30	1.79	1.17
Dividends paid	0.255	0.22	0.18
Mutual fund assets under administration as at end of period (millions) (unaudited)	23,549	27,827	26,979
Total long-term financial liabilities	224,995	165,481	278,051

Notes:

[1] Net income as a percentage of average shareholders' equity for the year.

[2] Equity shares include both Class A Voting Common Shares and Class B Non-Voting Shares. All per share amounts have been restated to give effect to the share subdivision on a two-for-one basis on August 29, 2000.

Dividends

The holders of the Class B Non-Voting Shares are entitled to receive as and when declared by the Board of Directors of AGF, fixed cumulative preferential cash dividends at the rate of one cent ($0.01) per share per annum; such cumulative preferential cash dividends are payable before any dividend can be paid on any other shares of AGF. Any and all further dividends in such fiscal year are declared and paid or set apart for payment in equal amounts per share on all the Class B Non-Voting Shares and all the Class A Voting Shares at the time outstanding, share and share alike, without preference or priority of one share over another. No dividends may be declared and/or paid in the event that there is a default of any term and/or condition of the loan facility or where such payment of dividends would create a default.

The Board of Directors of AGF may determine with respect to any dividend on Class B Non-Voting Shares that the Class B shareholders shall have the right to elect to receive part or all of such dividend in the form of a stock dividend payable in Class B Non-Voting Shares. In determining whether a dividend in Class B Non-Voting Shares is substantially equal to a cash dividend, the Board of Directors may make such determination based on the weighted average price at which the Class B Non-Voting Shares traded on The Toronto Stock Exchange during the ten trading days immediately preceding the record date applicable to such dividend.

The following table sets forth dividends paid by AGF on the Class B Non-Voting Shares and the Class A Voting Shares for the periods indicated:

	Year ended November 30[1]				
	2002	**2001**	**2000**	**1999**	**1998**
Per Equity Share	$0.255	$0.22	$0.18	$0.15	$0.13

[1] Restated to reflect the two-for-one share subdivision of the Class B Non-Voting Shares and Class A Voting Shares.

The dividend distribution policy is reviewed on a quarterly basis taking into consideration AGF's financial position, profitability, cash flow and other factors considered relevant by AGF's Board of Directors.

Management's Discussion and Analysis

Management's analysis of the financial position and operating results for the fiscal year ended November 30, 2002 is presented in the "Management's Discussion and Analysis of Financial Condition & Results of Operations" contained in AGF's 2002 Annual Report which is incorporated by reference in this Annual Information Form.

Market for Securities

The Class B Non-Voting Shares of AGF are listed for trading on The Toronto Stock Exchange ("TSE") and they are traded under the AGF.B symbol. The Class A Voting Shares of AGF are not listed.

AGF may purchase on the open market Class B Non-Voting Shares at a price not exceeding 115% of the weighted average price at which such shares trade on the TSE during the ten trading days immediately preceding the date of purchase. AGF has implemented a normal course issuer bid in accordance with the rules of the TSE, which expires on February 11, 2004.

Directors and Officers

The name, municipality of residence, position held with AGF and the periods of service of each of AGF's directors and officers and their principal occupations are as follows:

Name and Municipality of Residence	Position with AGF	Served as Director, since	Principal Occupation within the Five Preceding Years
C. Warren Goldring Toronto, Ontario	Director and Chairman of the Board	1960	Chairman of the Board, AGF; Director and/or Senior Officer of certain subsidiaries of AGF, Toronto, Ontario
W. Robert Farquharson, CFA Toronto, Ontario	Director and Vice-Chairman	1977	Vice Chairman of the Board, AGF; Director and/or Senior Officer of certain subsidiaries of AGF, Toronto, Ontario
Blake C. Goldring, CFA Toronto, Ontario	Director, President and Chief Executive Officer	2000	Director and Senior officer, AGF, AGFFI and AGF Trust Company; Director of certain subsidiaries of AGF
Douglas L. Derry, FCA Caledon, Ontario	Director	2000	Corporate Director, Caledon, Ontario; 1979 to June 1997, Senior Partner, PricewaterhouseCoopers LLP, Toronto, Ontario
Stuart E. Eagles Toronto, Ontario	Director	1995	President, Aegean Developments Inc.
David King Toronto, Ontario	Director	1988	President, David King Corporation (real estate and financial investment)
Walter A. Keyser Toronto, Ontario	Director	1973	President, W.A. Keyser & Associates Limited (financial consultants)
William Morneau Toronto, Ontario	Director	2000	President and CEO, Morneau Sobeco

Name and Municipality of Residence	Position with AGF	Served as Director, since	Principal Occupation within the Five Preceding Years
Winthrop H. Smith, Jr. Greenwich, Connecticut, USA	Director	2002	Chairman of WHS Holdings LLC; 1992 to January 2002, Executive Vice President, ML & Co.; 1992 to January 2002, Chairman, Merrill Lynch International
Clive H.J. Coombs Oakville, Ontario	Executive Vice-President	-	Senior officer, AGF; Director and Senior officer, AGFFI; Feb. 2001, Director/governor of the AGF Group of Funds
William D. Cameron Toronto, Ontario	Senior Vice-President and Chief Financial Officer	-	Senior officer, AGF; Director and Senior officer, AGFFI; Director of certain subsidiaries of AGF
Beatrice Ip Toronto, Ontario	Senior Vice-President, Corporate Secretary and Chief Auditor	-	Senior officer, AGF, AGFFI and AGF Trust Company; Officer of certain subsidiaries of AGF
Judy G. Goldring, LL.B. Toronto, Ontario	Senior Vice-President and General Counsel	-	Senior Officer, AGF and AGFFI; March 1998 to July 1998, Lawyer, Bennett Jones, Toronto, Ontario
Chris Fregren Oakville, Ontario	Vice-President, Finance and Controller	-	Officer, AGF; January 1996 to February 2002, Vice President, Finance, Dynacare Inc.
Peter Scherer Toronto, Ontario	Vice-President, Finance and Treasurer	-	Officer, AGF

Each director is elected annually to hold office until the next annual proceedings of the Class A Voting shareholders.

AGF has an audit committee. Douglas L. Derry, Stuart E. Eagles, , David King, and William Morneau are the members of this committee.

AGF has a corporate governance committee. Douglas L. Derry, Stuart E. Eagles, Walter A. Keyser, David King, and William Morneau are the members of this committee.

AGF has a compensation committee. Douglas L. Derry, Stuart E. Eagles, Walter A. Keyser, David King and William Morneau are the members of this committee.

As of November 30, 2002, the directors and officers of AGF as a group beneficially owned, directly or indirectly, or exercised control or direction over 100% of the Class A Voting Shares and 14,796,243 of the Class B Non-Voting Shares.

Voting Securities and Principal Holders of Voting Securities

As at November 30, 2002, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, Class A Voting Shares carrying more than 10% of the voting rights attached to the Class A Voting Shares of AGF.

Name	No. of Class A Voting Shares Beneficially Owned or Controlled	Percentage of Class
W. Robert Farquharson	11,520	20%
Goldring Capital Corporation	46,080	80%

All of the Class A Voting Shares of Goldring Capital Corporation are beneficially owned by Mr. C. Warren Goldring and members of his family through a trust.

Additional Information

Financial Information

Additional financial information is provided in AGF's 2002 Annual Report which includes the comparative consolidated financial statements for the year ended November 30, 2002 and Management's Discussion and Analysis of Financial Condition and Results of Operations. A copy of that document may be obtained upon request from the Corporate Secretary of AGF.

Further Information

When securities of AGF are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of AGF's securities, copies of this Annual Information Form, together with one copy of any document, or the pertinent pages of any documents, incorporated by reference in this Annual Information Form, the 2002 Annual Report, any interim financial statements of AGF subsequent to the financial statements for its most recently completed financial year, the Annual Filing of Reporting Issuer (Form 28) of AGF and any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus may be obtained upon request from the Corporate Secretary of AGF. Copies of such documents may also be obtained directly from the System for Electronic Document Analysis and Retrieval ("SEDAR") through any SEDAR filing agent. A fee may be charged by the filing agent for this service.

Copies of this Annual Information Form, together with one copy of any document, or the pertinent pages of any documents, incorporated by reference in this Annual Information Form, the 2002 Annual Report, any interim financial statements of AGF subsequent to the financial statements for its most recently completed financial year and the Annual Filing of Reporting Issuer (Form 28) of AGF may be obtained without charge upon request from the Corporate Secretary of AGF (there will be a reasonable charge for requests from non-securityholders of AGF). Copies of such documents may also be obtained

Exhibit 7

FORM 28

Securities Act (Ontario)

ANNUAL FILING OF REPORTING ISSUER

1. **Name of Reporting Issuer**

   AGF Management Limited ("AGF")

2. **Jurisdiction Under Which Incorporated, Organized or Continued**

   AGF was incorporated under the laws of the Province of Ontario on February 2, 1960 and was amalgamated with Canadian Security Management on July 31, 1976 and amalgamated with G.E.F. Management Limited under such laws on December 1, 1994.

3. **Financial Year End**

   November 30.

4. **Voting Securities and Principal Holders of Voting Securities**

   As at November 30, 2002, the outstanding voting securities of AGF consisted of 57,600 common shares. Each common share carries one vote.

   As at November 30, 2002, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, common shares carrying more than 10% of the voting rights attached to the common shares of AGF.

Name	No. of Common Shares Beneficially Owned or Controlled	Percentage of Class
Goldring Capital Corporation	46,080	80%
W. Robert Farquharson	11,520	20%

All of the common shares of Goldring Capital Corporation are beneficially owned by Mr. C. Warren Goldring and members of his family through a trust.

5. Directors

Name, Position and Office with AGF	Present Principal Occupation	Served as Director Since	No. of Common Shares Beneficially Owned or Controlled
C. Warren Goldring Chairman of the Board, and Director	Senior Officer and a Director of AGF	1960	46,080
W. Robert Farquharson Vice-Chairman and Director	Senior Officer and a Director of AGF	1977	11,520
Walter A. Keyser Director	President of W.A. Keyser & Associates Limited (Financial Consultants)	1973	
David King Director	President of David King Corporation (Real Estate and Financial Investment)	1988	
Stuart E. Eagles Director	President of Aegean Developments Inc.	1995	
Douglas L. Derry Director	Corporate Director	2000	
Blake C. Goldring Chief Executive Officer, President and Director	Senior Officer and a Director of AGF	2000	
William Morneau Director	President and CEO, Morneau Sobeco	2000	
Winthrop Smith Jr. Director	Chairman of WHS Holdings, LLC	2002	

Notes

(i) Through their association with Goldring Capital Corporation, Mr. C. W. Goldring and members of his family, through a trust, exercise control or direction over 46,080 common shares of AGF, representing 80% of the outstanding common shares.

(ii) Each of the above directors has been elected for a term that expires at the next annual election of directors or when his successor is elected or appointed.

(iii) AGF does not have an executive committee of its board of directors.

(iv) AGF has an audit committee. Douglas L. Derry, Stuart E. Eagles, David King, and William Morneau are the members of this committee.

(v) AGF has a corporate governance committee. Douglas L. Derry, Stuart E. Eagles, Walter A. Keyser, David King, and William Morneau are the members of this committee.

(vi) AGF has a compensation committee. Douglas L. Derry, Stuart E. Eagles, Walter A. Keyser, David King, and William Morneau are the members of this committee.

6. Executive Compensation

The Board of Directors has a Compensation Committee, currently comprising Douglas L. Derry, Stuart E. Eagles, Walter A. Keyser, David King, and William Morneau. The Committee has responsibilities with respect to compensation of senior officers and has prepared the following report.

Report on Executive Compensation

The management and the Board of AGF recognize that the Corporation's executive compensation is a vital factor in achieving the Corporation's objectives. The Corporation's executive compensation program is designed to attract, motivate, reward, and retain talented individuals critical to the achievement of the Corporation's objectives. This program is strongly influenced by the principle that the compensation of senior executives should be primarily linked to the Corporation's performance. This principle recognizes that senior executives would both share in the success of the Corporation and be adversely affected by poor performance, thereby aligning their interests with the interests of the Corporation's shareholders.

The Corporation's executive compensation program consists of four components: salary, benefits, bonuses, and stock plans. The Committee reviews various published reports on executive compensation, as well as retaining independent consultants and survey professionals, as appropriate, to assess competitiveness of the components of the compensation program. The Committee believes its compensation program provides a fair and competitive pay package that reflects an appropriate relationship between an executive's compensation and the Corporation's financial performance.

Salaries and Benefits

Salaries for all employees, including executives, are based on each individual's responsibilities, performance over time and comparisons to other companies in the industry. The salaries for executives have been established within competitive ranges, taking into account the Corporation's size and position in the industry. Such salaries are reviewed annually as well as in circumstances where the Corporation has been subjected to a significant change of a protracted negative nature. It is the Corporation's policy to provide all employees with an above average basket of benefits to provide for health care and a company sponsored Group RRSP Plan for retirement.

Bonuses

Incentive bonuses are determined relative to salary for the achievement of overall performance objectives, taking into account the Corporation's capacity to pay and practices of other companies in the industry. Overall performance objectives reflect consideration of the Corporation's earnings performance plan, the Corporation's strategic goals, the Corporation's positioning within the industry, and the individual's personal targets. The primary consideration for awarding bonuses to executives is the Corporation's business performance.

Group RRSP

During the fiscal period ended 2002, certain employees of the corporation were eligible for contribution by the corporation of up to $13,500 per year to their group RRSP plan. Each of the executive officers (except J. Raby) received a contribution of $13,500 to their group RRSP plan for service during fiscal 2002.

Stock Plans

The Corporation's long-term incentive compensation for executive officers and managers is provided through three stock acquisition plans: the stock option plan, the employee share ownership plan, and the stock loan plan. These plans allow interested employees to become shareholders which directly aligns their interests with those of non-employee shareholders.

The stock option plan applies to senior management and executive officers. The number of stock options granted to plan participants is based on the number of options available for grant, as well as the participants' annual performance, responsibilities and potential to contribute to the Corporation. All grants are made at fair market value which is the average of the high and low prices at which Class B Shares are traded on The Toronto Stock Exchange during the five trading days preceding the date of grant.

The employee share ownership plan is available to all salaried employees whereby the Corporation matches a percentage of the employee contribution based on the employee's level within the Corporation. The matching program is in keeping with the principle that management incentives should be linked to the Corporation's performance.

The stock loan plan is available to executives and officers whereby they may borrow funds from a financial institution to purchase shares of the Corporation on the open market with the Corporation reimbursing the individual for an amount equal to the difference between dividends received on the purchased shares and the interest cost of the borrowed funds. Any loan interest benefit is reported in the Summary Compensation Table.

CEO Compensation

The process for the setting of the CEO's compensation is the same as that for other Executives. This is a deliberate reflection of the Corporation's philosophy that longer term productivity and loyalty are to be encouraged at all levels of responsibility, that incentive payments rather than salary is to be emphasized, and that compensation is not set independently of the corporate financial environment.

The Corporation's executive compensation program is designed to encourage long term productivity and loyalty. A significant portion of the CEO's compensation is based on the annual bonus. The CEO's compensation for 2002 reflects this philosophy.

Under the continued leadership of Mr. Blake Goldring, the Corporation has diversified its lines of business significantly over the past year. The Corporation successfully completed the integration during 2002 of several strategic acquisitions directed at growing its third party recordkeeping and global wealth management businesses. The Corporation completed the acquisition of TD Bank's Mutual Fund Business as well as Jewelstone Sytsems Inc. both of which have been integrated into the Corporation's Unisen subsidiary. Abroad, the Corporation completed the purchase of a 30% interest in Smith & Williamson Holdings Limited, one of the leading independent private client investment management, financial advisory and accounting groups in the United Kingdom. The Corporation has also continued to pursue a responsible cost

containment program throughout 2002 as reflected in a 3% decrease in 2002 EBITDA ($319.8 million in 2002 compared to $329.5 million in 2001) despite a 15% decrease in mutual fund assets under management.

Summary

The compensation to executive officers in 2002 is tied to the Corporation's performance and accomplishments during the fiscal year. This year the corporation made significant achievements in acquisitions and strategic directions that will lay the groundwork for strong performance in the future. However, in 2002, as a result of a decline in the Corporation's share price, the 2002 bonus component was reduced significantly to reflect this loss of share value. As shown in the performance graph, the total return to shareholders over a five-year period was 73% in 2002 compared to 379% in 2001. Cash flow from operations amounted to $266.4 million in 2002 as compared with $284.4 million in 2001. This measure provides a more meaningful comparison for year-over-year performance due to changes in accounting policies for goodwill and intangible assets.

AGF Management Limited - Members of the Board of Directors

Douglas L. Derry, Stuart E. Eagles, W. Robert Farquharson, Blake C. Goldring, C. Warren Goldring, Walter A. Keyser, David King, William Morneau, and Winthrop Smith Jr.

Share Performance Graph

This graph shows a five-year comparison of cumulative returns for the AGF Class B shares, S&P TSX Composite Index and the TSX Financial Services Index. The graph assumes an investment of $100 on November 30, 1997 and the reinvestment of dividends.


Comparison of Cumulative Total Return
Total Average Return (1997=$100)
300
250
200
150
100
50
-
1997
1998
1999
2000
2001
2002
Year
Company Index
TSX Financial Services Index
S&P/TSX Composite Index

Table Showing Relative Cumulative Total Return Data Used in Performance Graph

(Years ended November 30)

	1997	1998	1999	2000	2001	2002
Company index	$100	$112	$125	$253	$254	$173
TSX Financial Services Index	$100	$105	$ 94	$129	$145	$144
S&P/TSX Composite Index	$100	$ 99	$119	$141	$121	$109

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary	Annual Compensation: Bonus	Annual Compensation: Other Annual Compensation (1)	Long Term Compensation: Securities Under Options/ SARs Granted	Long Term Compensation: Restricted Shares or Restricted Share Units	Long Term Compensation: LTIP Payouts	All Other Compensation (2)
B. C. Goldring								
Chief Executive	2002	$480,000	$513,000	$0	210,000			$12,200
Officer & President	2001	480,000	1,280,000	0	$429,851[3]	0	0	13,500
	2000	450,000	1,491,730	0	20,000	0	0	13,500
W. R. Farquharson								
Vice-Chairman	2002	$475,000	$380,000	$5,494	20,000	0	0	$13,500
	2001	475,000	800,000	8,600	21,000	0	0	13,500
	2000	470,000	1,200,000	6,854	13,400	0	0	13,500
C. H .J. Coombs								
Executive Vice-	2002	$435,000	$410,000	$47	145,000	0	0	$13,500
President & Portfolio	2001	425,000	900,000	265	25,000	0	0	13,500
Manager	2000	410,000	1,019,230	270	11,000	0	0	13,500
W. D. Cameron	2002	$310,000	$132,000	$0	15,000	0	0	$13,500
Senior Vice-President					$180,000[3]			
& Chief Financial	2001	300,000	290,000	0	10,000	0	0	13,500
Officer	2000	275,000	320,000	0	8,800	0	0	13,500
J. Raby								
President, AGF	2002	$400,000	$556,961	0	80,000	0	0	$0
Private Investment	2001	400,000	443,114	0	12,000	0	0	0
Management	2000	400,000	0	0	50,000	0	0	0

Notes:

(1) Loan interest benefit.

(2) Company contribution to RRSP.

(3) Cash payout in lieu of stock option plan participation.

Option Grants During the Most Recently Completed Fiscal Year

The following table summarizes options granted to the Named Executive Officers during the year ended November 30, 2002:

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Optionees in the Fiscal year	Exercise Price Per Share[1]	Market Value of Securities Underlying Options on the Date of Grant	Expiration Date
B. C. Goldring	30,000	2.05%	$22.53	$21.71	May 29, 2009
B. C. Goldring	180,000	12.31%	14.52	14.25	Sept. 25, 2009
W.R. Farquharson	20,000	1.37%	22.53	21.71	May 29, 2009
C.H.J. Coombs	25,000	1.71%	22.53	21.71	May 29, 2009
C.H.J. Coombs	120,000	8.21%	14.52	14.25	Sept. 25, 2009
W.D. Cameron	15,000	1.03%	22.53	21.71	May 29, 2009
J. Raby	20,000	1.37%	22.53	21.71	May 29, 2009
J. Raby	60,000	4.10%	14.52	14.25	Sept. 25, 2009

(1) All options were granted at 100% of fair market value. Fair market value means the average of the high and low prices at which Class B Shares are traded on The Toronto Stock Exchange during the five trading days preceding the date of grant. The Corporation awarded two grants in 2002. For stock options awarded in May 2002, individual grants become exercisable in cumulative installments of 25% per year. For stock options awarded in September 2002, individual grants become exercisable commencing on the date when all of the following conditions have been met: (1) 3 years after the date of the grant date, (2) the closing sale price equals or exceeds 20% of the option price, (3) percentage increase in the price of the Class B Non-Voting Shares from the date of grant to of the option equals or exceeds the broad TSX index.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

Name	Securities Acquired on Exercise	Aggregate Value Realized[1] $	Unexercised Options/SARs at Financial Year-end		Value of Unexercised in-the-Money Options/SARs at Financial Year-end[2]	
			Exercisable	Unexercisable	O/S Exercisable $	O/S Unexercisable $
B. C. Goldring	0	$0	424,850	234,650	4,899,751	280,677
W. R. Farquharson	0	$0	162,350	60,050	1,497,198	82,312
C. H. J. Coombs	120,000	$2,324,400	402,325	185,175	4,554,472	216,595
W.D. Cameron	60,000	$1,395,000	240,900	26,900	2,679,220	0
J. Raby	0	$0	28,000	114,000	0	70,800

1. Value realized is calculated by determining the difference between the share price of the securities underlying the options at close of trading at exercise and the exercise price of the options.

2. Value of unexercised options is calculated by determining the difference between the share price of the securities underlying the options at close of trading at the fiscal year end and the exercise price of the options. The Class B shares of AGF Management Limited had a share price of $15.70 at the close of trading at the fiscal year end.

Compensation of Directors

In respect of the financial year of AGF ended November 30, 2002, six directors of AGF received an aggregate of $157,500 (five directors at $28,333 each and one director at $15,833) as compensation for their services in their capacities as directors of the corporation and those directors who are Chairman of the Audit Committee and Corporate Governance Committee received $5,000 and $3,000 respectively as additional compensation. In 2001, the Corporation implemented a Share Purchase Plan for AGF Board of Directors to encourage directors to own Class B shares of the Corporation. One director received $23,159 as compensation under this plan during 2002. Executive Officers of AGF who are directors did not receive any compensation for their services in their capacities as directors.

7. Indebtedness of Directors and Senior Officers

No director or senior officer of AGF is or has been indebted to AGF or any of its subsidiaries since the beginning of the last completed financial year of AGF.

8. Interest of Insiders in Material Transactions

None.

9. Auditors

PriceWaterhouseCoopers.

10. Management Contracts

None.

DATED this 30th of January, 2003.

AGF MANAGEMENT LIMITED

Per: *"Beatrice Ip"*
Beatrice Ip
Senior Vice President and
Corporate Secretary

Exhibit 8

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: AGF Management Limited

Participation Fee for the Financial Year Ending: November 30, 2002

03 JUL 11 7:21

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		91,043,109	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$19.87	
Market value of class or series	=	$1,809,026,575.83	
			$1,809,026,575.83(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] *$1,144,512 (B)

57,600 shares of Class A voting common shares outstanding at the end of November 30, 2002.

Market value of Class A = 57,600 X $19.87 = $1,144,512*

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = $1,810,171,087.83

Total fee payable in accordance with Appendix A of the Rule $50,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are

classified as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an *Ontario person* X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Exhibit 9

MEDIA RELEASE


AGF

What are you doing after work?

AGF DELIVERS SOLID FINANCIAL RESULTS IN FISCAL 2002
Revenue Up 2.2% Despite Difficult Markets

TORONTO, January 30, 2003 – AGF Management Limited today announced financial results for fiscal 2002. Despite a weak market environment, rigorous cost controls coupled with a business diversification strategy helped drive higher revenue and strong cash flow generation for the year ended November 30, 2002.

"AGF took decisive steps this year to diversify revenue sources and broaden the scope of our business," said Blake Goldring, president and chief executive officer of AGF. "We reinvested our strong cash flow into new growth initiatives that will stabilize revenue while leaving us well-positioned for a market rebound."

New accounting policies for income taxes and goodwill and other indefinite life intangible assets as previously reported have significantly affected comparative net income results. Cash flow from operations continues to provide the most relevant measure to gauge year-over-year performance.

For the year ended November 30, 2002, AGF reported cash flow from operations (before net change in non-cash balances related to operations) of $266.4 million, or $2.90 per share diluted, compared with $284.4 million or $3.10 per share diluted in 2001.

Consolidated revenue for the year ended November 30, 2002, was $654.1 million, up from $640.0 million last year, an increase of 2.2 per cent.

Consolidated net income was $119.8 million or $1.30 per share diluted for the year ended November 30, 2002, compared with $163.8 million or $1.79 per share diluted for the same period one year ago.

Consolidated net income in fiscal 2001 and 2002 has been significantly affected by the impact of two accounting policy changes. On an adjusted basis, AGF's consolidated net income in 2002 was $80.1 million compared with $84.6 million in 2001, a decrease of 5.3 per cent.

To diversify revenue sources, AGF completed through Unisen Inc. two key acquisitions in the third-party administrative services area with the purchase of TD Bank's third-party administration business and Jewelstone Systems Inc. These acquisitions position Unisen to take full advantage of the trend towards outsourcing administrative functions and give Unisen the strength and scale to become the preeminent third-party administrative services supplier to the investment fund industry.

Subsequent to year-end, AGF also delivered on its strategy to grow its presence in the global market through the purchase of a 30-per-cent stake in Smith & Williamson Holdings Limited. The merger of NCL (Securities) Limited and Smith & Williamson creates one of the largest independent, integrated private client financial services firms in the U.K.

"NCL and Smith & Williamson together have over £5 billion of funds under management, and represent a key opportunity for AGF to participate in a growing business and to generate new revenue through our expertise from back-office services to investment management," said Goldring.

Subsequent to year-end, AGF also launched new products and services that respond to the needs of a changing market. FULPay AGF Funds-Linked Notes and AGF Trust Mutual Fund Linked GIC are both innovative products that combine capital protection with returns on three AGF Canadian equity and fixed income funds.

"Fortunately, the year presented more opportunities than challenges," said Goldring. "We continue to benefit from the strong AGF brand, our reinvigorated subsidiaries and a team of committed investment advisors across the country. Moreover, by making solid investments in growing businesses, we have established a strategic platform for long-term success."

This year, AGF increased the total dividend payment per share by 15.9 per cent over 2001, which reflects the company's solid cash flow and financial position.

AGF is one of Canada's premier investment management companies with offices across Canada and subsidiaries around the world. With about $27 billion in total assets under management, AGF serves more than one million investors through products and services across the wealth continuum, including a diversified family of more than 60 mutual funds, AGF Harmony tailored investment program and AGF Private Investment Management.

-30-

Media Contact:

Patricia Phillips
Director of Communications
(416) 815-6207

Amanda Brewer
Manager, Corporate Communications
(416) 815-6299

AGF MANAGEMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	November 30, 2002	*November 30, 2001*
ASSETS		
Wealth Management Operations		
Current assets		
Cash and term deposits	$ 8,501	$ 1,445
Short-term investments	19,884	22,021
Accounts receivable and prepaid expenses	55,911	56,042
	84,296	79,508
Investment in associated company	35,909	27,435
Other investments	78,806	8,811
Management contracts	473,670	473,670
Customer contracts, relationships and investment advisory contracts, net of accumulated amortization of $18,913 (2001 - $3,211)	126,611	82,069
Deferred selling commissions, net of accumulated amortization of $453,907 (2001 - $339,698)	466,050	479,409
Property, equipment, and other intangible assets	53,850	37,617
Goodwill	144,015	114,260
	1,463,207	1,302,779
Trust Company Operations		
Cash and term deposits	116,324	29,355
Accounts receivable and other assets	7,755	5,569
Investments	4,855	4,843
Mortgages and consumer loans	382,779	203,544
	511,713	243,311
	$ 1,974,920	$ 1,546,090
LIABILITIES AND SHAREHOLDERS' EQUITY		
Wealth Management Operations		
Current liabilities		
Accounts payable and accrued liabilities	$ 52,867	$ 62,296
Long-term debt due within one year	40,369	48,896
Income taxes payable	8,984	7,762
	102,220	118,954
Long-term debt	224,995	165,481
Participation units	6,157	6,157
Future income taxes	272,197	266,834
Leasehold inducements	1,441	-
Capital lease obligations	408	-
Non-controlling interest in subsidiary	-	83
	607,418	557,509
Trust Company Operations		
Accounts payable and accrued liabilities	10,868	5,428
Deposits	469,068	218,446
	479,936	223,874
Shareholders' equity		
Capital stock	390,840	361,401
Retained earnings	495,819	402,964
Foreign currency translation adjustment	907	342
	887,566	764,707
	$ 1,974,920	$ 1,546,090

AGF MANAGEMENT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of dollars, except per share amounts)

	Years ended November 30, 2002	2001
Revenue:		
Wealth Management Operations		
Net management and advisory fees	$ 498,400	$ 522,766
Administration fees and other revenue	86,071	70,417
Deferred sales charges	43,477	30,000
Investment income	2,200	1,480
	630,148	624,663
Trust Company interest, dividends and administration fees	23,955	15,331
	654,103	639,994
Expenses:		
Wealth Management Operations		
Selling, general and administrative	130,502	115,316
Trailing commissions	127,873	131,468
Investment advisory fees	45,057	48,395
Amortization of deferred selling commissions	114,209	101,369
Amortization of customer contracts, relationships and investment advisory contracts	15,702	2,575
Amortization of goodwill and management contracts	-	47,925
Amortization of property, equipment and other intangible assets	17,270	13,776
Interest expense	9,256	15,462
Integration costs	6,500	(1,334)
Writedown of short-term investments	1,364	2,747
	467,733	477,699
Trust Company Operations		
Interest on deposits	14,143	9,652
General and administrative	7,402	3,985
Provision for loan losses	1,424	252
	22,969	13,889
	490,702	491,588
Income before income taxes and non-controlling interest	163,401	148,406
Income taxes		
Current	52,695	32,968
Future	(9,050)	(47,835)
	43,645	(14,867)
Net income before non-controlling interest	119,756	163,273
Non-controlling interest share of loss of subsidiary	83	481
Net income for the year	$ 119,839	$ 163,754
Earnings per share		
Basic	***$ 1.34***	***$ 1.84***
Diluted	***$ 1.30***	***$ 1.79***

AGF MANAGEMENT LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars, except per share amounts)

	Years ended November 30,	
	2002	*2001*
Retained earnings, beginning of year	$ 402,964	$ 258,838
Net income for the year	119,839	163,754
	522,803	422,592
Deduct:		
Dividends on Class A and Class B shares (25.5¢ per share; 2001 – 22¢ per share)	22,967	19,577
Excess paid over average issue price of Class B shares purchased for cancellation	4,017	51
	26,984	19,628
Retained earnings, end of year	$ 495,819	$ 402,964

AGF MANAGEMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of dollars, except per share amounts)

	Years ended November 30,	
	2002	*2001*
Operating activities		
Net income for the year	$ 119,839	$ 163,754
Items not affecting cash -		
Amortization of deferred selling commissions	114,209	101,369
Amortization of customer contracts, relationships and investment advisory contracts	15,702	2,575
Amortization of goodwill and management contracts	-	47,925
Amortization of property, equipment and other intangible assets	17,270	13,776
Future income taxes	(9,050)	(47,835)
Other	8,478	2,806
	266,448	284,370
Net increase in non-cash balances related to operations	(701)	(30,978)
	265,747	253,392
Financing activities		
Net change in Class B shares	(2,950)	134,472
Dividends	(22,967)	(19,577)
Increase (decrease) in bank loan	69,600	(193,200)
Decrease in notes and instalment payable	(15,236)	(15,992)
Increase in leasehold inducements	1,441	-
Increase in Trust Company deposits	250,622	61,458
	280,510	(32,839)
Investing activities		
Deferred selling commissions paid	(100,850)	(186,158)
Deposit for investment in associated company	(69,995)	-
Acquisition of subsidiary net of cash acquired	(42,822)	-
Acquisition of third-party administration business	(25,506)	-
Investment in associated company	(7,951)	(11,237)
Purchase of property, equipment and other intangible assets	(26,057)	(24,240)
Purchase of investments	(575)	(8,045)
Sale of investments-Trust Company Operations	-	1,245
Increase in Trust Company mortgages and consumer loans	(180,613)	(46,394)
	(454,369)	(274,829)
Increase (decrease) in cash and cash equivalents during the year	91,888	(54,276)
Balance of cash and cash equivalents, beginning of year	52,821	107,097
Balance of cash and cash equivalents, end of year	$ 144,709	$ 52,821
Represented by:		
Cash and term deposits		
Wealth Management Operations	$ 8,501	$ 1,445
Trust Company Operations	116,324	29,355
Short-term investments	19,884	22,021
	$ 144,709	$ 52,821
Cash flow from operations per share (before net change in non-cash balances related to operations)		
Basic	***$ 2.97***	***$ 3.20***
Diluted	***$ 2.90***	***$ 3.10***

Exhibit 10


AGF
GROUP OF FUNDS

April 14, 2003

To: Quebec Securities Commission

Re: AGF Management Limited
Securities Distribute in Quebec under exemption prescribed by Section 52 of the Act (Section 114 of the Regulation)

This is to confirm that during the fiscal year 2002, the Board of Directors granted under the Corporation's Executive Stock Options Plan, 48,500 shares at an exercise price of $22.53 to 7 employees and 60,000 shares at an exercise price of $14.52 to 1 employee in Quebec. One employee in Quebec exercised 35,000 share options at an exercise price of $5.075.

If you have questions, please contact me at (416) 367-1900.

Sincerely,

"Beatrice Ip"
Beatrice Ip
Senior Vice President and Corporate Secretary
AGF Management Limited

G:\SEDAR PDFs\SEDAR PDFs 2002\AGF Management\AGF Management Q4-Nov02\Other Annual Filings for AGFMGMT - 02\QCdis02.doc

Exhibit 11

FORM 27
Ontario Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. Reporting Issuer

AGF Management Limited
P.O. Box 50
Toronto Dominion Bank Tower
Toronto-Dominion Centre
31st Floor
Toronto, Ontario M5K 1E9

03 JUL 11 7:21

The reporting issuer has a principal office in Toronto, Ontario.

2. Date of Material Change

February 10, 2003.

3. Press Release

Attached is a copy of a press release which is relevant to this material change and which was issued in Toronto on February 10, 2003. The press release was distributed through Canada Newswire and filed with The Toronto Stock Exchange.

4. Summary of Material Change

The Corporation has received approval from The Toronto Stock Exchange ("TSX") to enable it to purchase for cancellation from time to time certain of its Class B Non-Voting Shares ("Class B Shares") through the facilities of the TSX.

5. Full Description of Material Change

At a meeting of the Board of Directors held on January 30, 2003, the directors of the Corporation passed a resolution authorizing the Corporation to continue to purchase, from time to time over a twelve-month period commencing on or about February 12, 2003, its Class B Shares pursuant to a normal course issuer bid through the facilities of the TSX. The resolution also approved a draft Notice of Intention to Make a Normal Course Issuer Bid and authorized certain officers to execute, publish and send such Notice of Intention with such amendments or variations as such officers approve. It is the intention of the Corporation to undertake all necessary publications on or about February 12, 2003. It is also the intention of the Corporation to undertake all required mailings in April 2003. The Corporation does not intend to acquire any specific number of shares pursuant to the Notice of Intention.

The directors of the Corporation, in passing the above resolution, have concluded that the ongoing purchase for cancellation by the Corporation of certain of its outstanding Class B Shares will provide a flexibility that will be beneficial to the Corporation in the future. Such purchase could be used, in appropriate cases, to offset the dilutive effect of share issuances on existing shareholders arising, for example, from the issue from treasury of Class B Shares under the stock dividend plan and the Executive Stock Option Plan.

It is not anticipated that the contemplated purchases by the Corporation will have any major impact on the Corporation or its subsidiaries other than the beneficial effects resulting from the flexibility thereby attained in certain situations set out above. One consequence of any issuer bid is that, upon any purchase of shares by the Corporation, continuing shareholders will, in the absence of offsetting share issuances, have shares which represent an increased proportion of outstanding shares.

6. Reliance on Section 75(3) of the Act

No reliance.

7. Omitted Information

None.

8. Senior Officers

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Beatrice Ip
Senior Vice-President & Corporate Secretary
Telephone: (416) 865-4154.

9. Statement of Senior Officer

The undersigned, on behalf of AGF Management Limited, hereby certifies that the foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 13th day of February, 2003.

"Beatrice Ip"
Beatrice Ip
Senior Vice-President and Corporate Secretary

COMMUNIQUÉ -- FOR IMMEDIATE RELEASE

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

TORONTO, February 10, 2003 – AGF Management Limited ("AGF") announced today that The Toronto Stock Exchange ("TSX") has accepted its Notice of Intention to Make a Normal Course Issuer Bid for the purchase for cancellation from time to time of certain of its Class B Non-Voting Shares through the facilities of TSX.

Any such purchases of Class B Non-Voting Shares would be made during the period from February 12, 2003 to February 11, 2004. The Class B Non-Voting Shares may not be purchased by AGF at a price which exceeds more than 15% of the weighted average price at which the Class B Non-Voting Shares traded on the TSX during the ten trading days immediately preceding the date of any such purchase. Also, it will not purchase more than a total of 10% of the public float which, based upon the public float as at January 31, 2003 would represent 7,635,053 Class B Non-Voting Shares.

As at January 31, 2003, there were 91,601,508 Class B Non-Voting Shares issued and outstanding and the public float consisted of 76,350,530 Class B Non-Voting Shares. Under the current Normal Course Issuer Bid of AGF, which expires on February 11, 2003, an aggregate of 311,500 Class B Non-Voting Shares were purchased at an average price of $16.91 by AGF.

The directors of AGF have concluded that the ongoing purchase for cancellation by the Corporation of certain of its outstanding Class B Non-Voting Shares will offset the dilutive effect of share issuances on existing shareholders arising from the issue from treasury of Class B Non-Voting Shares under the Stock Dividend Plan and the Executive Stock Option Plan.

AGF is one of Canada's premier investment management companies with offices across Canada and subsidiaries around the world. With about $27 billion in total assets under management, AGF serves more than one million investors through products and services across the wealth continuum, including a diversified family of more than 60 mutual funds, AGF Harmony tailored investment program and AGF Private Investment Management.


AGF

COMMUNIQUÉ -- FOR IMMEDIATE RELEASE

CONTACT:

Beatrice Ip
Senior Vice-President and Corporate Secretary
416-865-4154
416-367-1900


AGF

Exhibit 12

03 JUL 7:21

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

AGF Management Limited ("AGF") hereby gives notice of its intention to purchase through the facilities of The Toronto Stock Exchange ("TSX") certain of its outstanding Class B Non-Voting Shares as set out in item 1. As at January 31, 2003, there were 91,601,508 Class B Non-Voting Shares issued and outstanding. The Class B Non-Voting Shares is listed only on the TSX.

The remaining class of shares of AGF, the Class A Voting Common Shares, is not listed on the TSX and is not, therefore, the subject of the normal course issuer bid. All of the Class A Voting Common Shares of AGF are, as of the date hereof, beneficially owned directly or indirectly by two directors of AGF.

1. Shares Sought

The number of Class B Non-Voting Shares purchased pursuant to this Notice or otherwise in any 30-day period shall not aggregate more than 2% of the number of Class B Non-Voting Shares outstanding on the date of acceptance of this Notice by the TSX and, during the 12-month period of the normal course issuer bid, shall not exceed 10% of the public float on such date of acceptance which, based upon the public float as at January 31, 2003 would represent 7,635,053 Class B Non-Voting Shares.

For the purpose of calculating the public float within the meaning of the foregoing paragraph, as at January 31, 2003, there were 15,250,978 Class B Non-Voting Shares beneficially owned, or over which control or direction was exercised, by directors and senior officers of AGF and by every person and company which beneficially owned or exercised control or direction over 10% of the Class B Non-Voting Shares. As at January 31, 2003, the public float consisted of 76,350,530 Class B Non-Voting Shares.

The Class B Non-Voting Shares are Restricted Shares within the meaning of the TSX "Policy Statement on Restricted Shares". Except as otherwise provided by the Business Corporations Act (Ontario), holders of the Class B Non-Voting Shares, as such, are not entitled to vote at any meeting of the shareholders of AGF. The Class A Voting Common Shares of AGF carry voting rights in all circumstances and each Class A Voting Common Share carries the right to one vote per share.

2. Duration

No purchases will be made pursuant to this Notice prior to February 12, 2003 or after February 11, 2004.

3. Method of Acquisition

AGF proposes to purchase for cancellation outstanding Class B Non-Voting Shares which may be available for purchase through the facilities of the TSX at times and in numbers determined by AGF. The purchase of and payment for the Class B Non-Voting Shares will be made by AGF in accordance with the by-laws and rules of the TSX and the price which AGF will pay for any Class B Non-Voting Shares acquired by it will be the market price of the shares at the time of acquisition.

AGF shall not purchase any Class B Non-Voting Shares other than by means of open market transactions (except purchases which result from exempt offers) without the approval of the TSX.

4. Consideration Offered

Pursuant to the TSX "Policy Statement on Normal Course Issuer Bids", each purchase made by AGF hereunder shall be made at a price which is not higher than the last independent trade of a board lot of the Class B Non-Voting Shares. Further, pursuant to the Articles of AGF, the Class B Non-Voting Shares may not be purchased by AGF at a price which exceeds more than 15% of the weighted average price at which the Class B Non-Voting Shares traded on the TSX during the ten trading days immediately preceding the date of any such purchase. Other than as mentioned above, there are no other restrictions relating to the Bid.

AGF has available to it working capital and bank lines of credit substantially in excess of the amounts required to make any purchases pursuant to this Notice.

5. Reasons for the Normal Course Issuer Bid

The directors have concluded that the ongoing purchase for cancellation by AGF of certain of its outstanding Class B Non-Voting Shares will provide a flexibility that will be beneficial to AGF in the future. In particular, such purchases would serve to offset or restrain any increase in the number of outstanding Class B Non-Voting Shares and the consequential dilutive effects thereof on Class B Non-Voting Shares resulting from the issue from treasury of Class B Non-Voting Shares under the stock dividend plan presently being offered by AGF to holders of its Class B Non-Voting Shares or under the Executive Stock Option Plan offered by AGF to certain of its key employees.

6. Valuation

After reasonable inquiry, the directors and officers of AGF have no knowledge of any appraisal or valuation regarding AGF, its material assets or its securities prepared within the two years preceding the date of this Notice.

7. Previous Purchases

AGF purchased a total of 311,500 shares of its Class B Non-Voting Shares during the 12 months preceding the first possible date of purchase under this Notice in the open market for the average price per shares of $16.91.

As of the date of this Notice, no further purchases other than purchases pursuant to this Notice.

8. Persons Acting Jointly or in Concert with AGF

No party is acting jointly or in concert with AGF in connection with purchases that may be made pursuant to this Notice.

9. Acceptance by Insiders, Affiliates and Associates

To the knowledge of the directors and officers of AGF, after reasonable enquiry, no director, senior officer, associate of a director or senior officer of AGF, or any person holding 10% or more of the Class B Non-Voting Shares or Common Shares of AGF, or any person acting jointly or in concert with AGF, intends to sell Class B Non-Voting Shares during the duration of this Notice. However, it is possible that sales of Class B Non-Voting Shares by any of the foregoing persons or companies may occur during the duration of this Notice as circumstances or decisions of those persons or companies, unrelated to AGF's purpose as stated in this Notice, determine. It will be AGF's policy to require any broker who acts simultaneously for AGF and for the seller to assure AGF, in writing, that the seller is not known to the broker to be one of the foregoing persons or companies.

10. Material Changes in the Affairs of AGF

There are no previously undisclosed material changes or plans or proposals for material changes in the affairs of AGF.

11. Certificate

I, Blake C. Goldring, President, Chief Executive Officer and a director of AGF, hereby certify, as a senior officer and a director duly authorized by the board of directors of AGF, that the foregoing Notice is complete and accurate in accordance with Part 6 of The Rules and The Policies of the Toronto Stock Exchange Inc. on Normal Course Issuer Bids and that the foregoing Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED at Toronto, Ontario, this 10th day of February, 2003.

"Blake C. Goldring"
Blake C. Goldring, CFA
Director, President and
Chief Executive Officer

exhibit B

FORM 42

REPORT OF ISSUER BID

(Subsection 203.1(1) of the Ontario Securities Regulation)

1. ***Name and address of the offeree issuer:***

AGF Management Limited
P.O. Box 50
Toronto Dominion Bank Tower, 31st Floor
Toronto-Dominion Centre
Toronto, Ontario M5K 1E9

2. ***Name and address of the offeror:***

Same as #1.

3. ***What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)***

Class B Non-Voting Shares
CUSIP number: 001092 10 5

4. ***What is the date of the bid?***

February 10, 2003.

5. ***What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?***

The maximum number of securities sought by the offeror is 7,635,053, which is 10% of the public float on the date of acceptance by The Toronto Stock Exchange of the Corporation's Notice of Intention to Make a Normal Course Issuer Bid.

6. ***What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?***

The value will be the market price at the time of acquisition.

7. ***What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by securityholders whose last address as shown on the books of the offeree issuer is in Ontario?***

As of January 31, 2002, 87,037,003 Class B Non-Voting Shares were held by securityholders in Ontario.

8. ***What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?***

$ 25,229 (Please see attached Appendix A for detailed calculation).

9. ***The information given in this report is true and complete.***

Dated this 13th day of February, 2003.

AGF MANAGEMENT LIMITED

"Beatrice Ip"
Beatrice Ip
Senior Vice-President and Corporate Secretary

AGF MANAGEMENT LIMITED
NORMAL COURSE ISSUER BID FOR THE PERIOD FROM FEBRUARY 12, 2002 TO FEBRUARY 11, 2003
FORM 42 - FILING FEE AS PER SCHEDULE 1, SECTION 32

A =	Average price of purchases during the period from Feb. 12, 2002 to Feb. 11, 2003 X 0.02%	$16.91 X	0.02% =	0.003382
B =	Public float shares in Ontario as per Issuer Bid dated February 7, 2002	87,037,003 - (o/s in Ont.) -	14,739,580 = (insiders shs)	72,297,423
C =	Maximum shares offered to purchase as per Issuer Bid dated February 7, 2002 / B		7,460,333 / 72,297,423 =	0.10318
			Fee = A X B X C =	$25,229
	Less Feb. 7, 2002 issuer bid payment		=	$1,000
	Fees payable with respect to all purchases made under the Feb. 7, 2002 issuer bid period		=	$24,229
	Plus minimum fee for Feb. 10, 2003 issuer bid		=	$1,000
			Total filing fee =	**$24,229**

[H:\AGFMGT\BID\FORM42.DOC]